United Security Bancshares, Inc.

PARENT COMPANY OF FIRST UNITED SECURITY BANK

Annual Report 2006

UNITED SECURITY BANCSHARES, INC.

Directors	Dan R. Barlow	Jack W. Meigs
	Linda H. Breedlove	R. Terry Phillips
	Gerald P. Corgill	Ray Sheffield
	Wayne C. Curtis	James C. Stanley
	John C. Gordon	Howard M. Whitted
	William G. Harrison	Bruce N. Wilson
	Hardie B. Kimbrough	

FIRST UNITED SECURITY BANK

Directors	Dan R. Barlow	Jack W. Meigs
	Linda H. Breedlove	R. Terry Phillips
	Gerald P. Corgill	Ray Sheffield
	Wayne C. Curtis	James C. Stanley
	John C. Gordon	Howard M. Whitted
	William G. Harrison	Bruce N. Wilson
	Hardie B. Kimbrough	

ACCEPTANCE LOAN COMPANY

Directors	Jackie F. Ayers	Ray Sheffield
	Dan R. Barlow	James C. Stanley
	William D. Morgan	Robert Steen
	R. Terry Phillips	Bruce N. Wilson

FIRST SECURITY COURIER CORPORATION

Directors	Brian R. Leathers	Larry M. Sellers
	William D. Morgan	

FUSB REINSURANCE, INC.

Directors	J. Daniel Matheson, III	Ray Sheffield
	Jack W. Meigs	Bruce N. Wilson
	R. Terry Phillips	

Dear Shareholder:

Financial strength is the hallmark of United Security Bancshares, Inc., and our performance in 2006 certainly supports that well-founded characteristic. We are extremely pleased to report that this past year set a new record in earnings for the fifth consecutive year.

Net income of $14.2 million was a 4.3% increase over the prior year. Earnings per share grew 5.7% over 2005's earnings to $2.24 per share. Our continued strength in earnings is reflected in the following performance ratios, return on average assets of 2.24% and return on average equity of 16.05%, which are among the very best in this industry. We are very proud of our earnings performance but also recognize the challenge this presents for our future performance.

Consistent growth continues in our balance sheet as well. Average total assets grew 4.6% to $635.6 million. Average deposits increased from $417.7 million in 2005 to $443.3 million in 2006, an overall increase of 6.1%, and average loans grew from $418.6 million to $444.1 million, an increase of 6.1%.

Total shareholders' equity increased to $91.6 million by the end of 2006. Market capitalization at the end of 2006 was in excess of $184 million, compared to $172 million at year-end 2005. Annual dividends for United Security Bancshares, Inc. shareholders increased for the 18th consecutive year to $1.07 per share. United Security Bancshares, Inc. presently returns almost one-half of its income to our shareholders.

A widely-used tool for measuring the overall effectiveness of bank operations is the efficiency ratio. This ratio is computed by dividing total non-interest expense by net interest income plus non-interest income; thus a lower ratio indicates a more efficient allocation of resources to generate revenue. Many banks maintain a ratio between 60% and 70% or even higher. United Security Bancshares, Inc. finished the year with an efficiency ratio of 48.7%, the lowest ratio since we first included this information in the annual report, and again, one of the best efficiency ratios within this industry nationwide.

Our success in this business is totally dependent upon the relationships we develop. Because we are members of the communities we serve, we have personal knowledge of the people and the markets. Our lending approvals are not restricted to balance sheets, and our decisions are not dictated by formulas. Our local background and experience provide personal insight that our customers trust and appreciate. We execute faster turnarounds, and in many cases, we take advantage of opportunities other banks simply cannot.

We will continue to focus on growth and to pursue acquisitions and branching when this makes sound economic sense. We will continue to focus on credit quality, and we will continue to focus on our customers - both the ones we now have and those we hope to do business with in the future.

With every year of record performance comes a renewed challenge and commitment to continue to meet that standard. Our goal is to continually protect and enhance the value of your investment in United Security Bancshares, Inc. We are grateful for the opportunity you have given us and truly appreciate your support.

Sincerely,

Hardie B. Kimbrough
Chairman, Board of Directors

R. Terry Phillips
President and Chief Executive Officer

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

	2006	2005	2004	2003	2002
	Year Ended December 31, (In Thousands of Dollars, Except Per Share Amounts)				
RESULTS OF OPERATIONS					
Interest Income	$ 59,219	$ 52,679	$ 49,434	$ 46,722	$ 45,752
Interest Expense	15,992	11,810	10,369	11,197	14,134
Net Interest Income	43,227	40,869	39,065	35,525	31,618
Provision for Loan Losses	3,726	3,853	3,724	3,505	3,859
Non-Interest Income	5,621	5,278	5,755	5,724	5,069
Non-Interest Expense	23,782	23,059	22,045	21,306	20,032
Income Before Income Taxes	21,340	19,235	19,051	16,438	12,796
Income Taxes	7,095	5,579	5,920	5,023	3,621
Net Income	$ 14,245	$ 13,656	$ 13,131	$ 11,415	$ 9,175
Net Income Per Share					
Basic and Diluted Net Income Per Share	$ 2.24	$ 2.12	$ 2.04	$ 1.77	$ 1.41
Average Number of Shares Outstanding*	6,367	6,428	6,431	6,432	6,506
PERIOD END STATEMENT OF CONDITION					
Total Assets	$646,296	$621,483	$586,153	$567,188	$535,318
Loans, Net	441,574	431,527	396,922	379,736	351,434
Deposits	450,062	426,231	400,451	387,680	353,100
Long-Term Debt	87,553	89,588	89,637	95,755	105,874
Shareholders' Equity	91,596	87,709	81,913	73,329	67,032
AVERAGE BALANCES					
Total Assets	$635,588	$607,837	$582,048	$549,705	$532,409
Earning Assets	578,949	552,846	533,008	511,220	498,868
Loans, Net of Unearned Discount	444,094	418,548	391,435	365,532	345,374
Deposits	443,273	417,666	391,852	372,142	357,539
Long-Term Debt	84,010	90,715	99,028	100,547	99,597
Shareholders' Equity	88,768	85,154	77,623	69,421	65,309
PERFORMANCE RATIOS					
Net Income to:					
Average Total Assets	2.24%	2.25%	2.26%	2.08%	1.72%
Average Shareholders' Equity	16.05%	16.04%	16.92%	16.44%	14.05%
Average Shareholders' Equity to:					
Average Total Assets	13.97%	14.01%	13.34%	12.63%	12.27%
Dividend Payout Ratio	47.89%	44.75%	35.27%	37.75%	42.35%

* A two-for-one stock split was authorized and implemented in 2003. Accordingly, all shares outstanding in prior years have been adjusted to reflect the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

United Security Bancshares, Inc., a Delaware corporation ("United Security" or the "Company"), is a bank holding company with its principal offices in Thomasville, Alabama. United Security operates a commercial banking subsidiary, First United Security Bank (the "Bank"). At December 31, 2006, the Bank operated nineteen banking offices located in Brent, Bucksville, Butler, Calera, Centreville, Coffeeville, Columbiana, Fulton, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa, and Woodstock, Alabama. Its market area includes Clarke, Choctaw, Bibb, Shelby, Tuscaloosa and portions of Marengo, Sumter, Washington, Wilcox, Chilton, Hale, Monroe, Perry and Jefferson Counties in Alabama, as well as Clarke, Lauderdale, and Wayne Counties in Mississippi.

United Security is also the parent company of First Security Courier Corporation ("FSCC"), an Alabama corporation. FSCC is a courier service organized to transport items for processing to the Federal Reserve for companies located in Southwest Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("ALC"), an Alabama corporation. ALC is a finance company organized for the purpose of making and purchasing consumer loans. ALC has twenty-five offices located in Alabama and Southeast Mississippi. The headquarters of ALC is located in Jackson, Alabama. The Bank represents the funding source for ALC.

The Company's sole business is banking; therefore, loans and investments are its principal sources of income. The Bank contributed approximately $9.7 million to consolidated net income in 2006, while ALC contributed approximately $4.5 million. The Bank provides a wide range of commercial banking services to small and medium-sized businesses, real estate developers, property managers, business executives, professionals and other individuals.

FUSB Reinsurance, Inc. ("FUSB Reinsurance"), an Arizona corporation and wholly-owned subsidiary of the Bank, reinsures or "underwrites" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance is responsible for the first level of risk on these policies up to a specified maximum amount, and a primary third-party insurer retains the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of FUSB Reinsurance on a contract basis.

At December 31, 2006, United Security had consolidated assets of $646.3 million, deposits of $450.1 million, and shareholders' equity of $91.6 million. Total assets increased by $24.8 million, or 4%, in 2006. Net income increased from $13.7 million in 2005 to $14.2 million in 2006. Net income per share increased from $2.12 in 2005 to $2.24 in 2006.


ASSETS
(MILLIONS OF DOLLARS)
$650
600
550
500
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006

A two-for-one stock split was implemented in July 2003. This stock split increased common stock outstanding; however, total shareholders' equity was not affected by the split. All shares outstanding and dividend per share numbers for prior years have been adjusted as a result of the stock split.

A high priority continues to be placed on efficiency and uniformity among the Bank's nineteen offices and ALC's twenty-five offices in an effort to improve the delivery of services to our customers. The loan review process continues to receive strong emphasis in our quality-control program. Particular emphasis is being directed toward effective loan origination and credit quality control.

Delivery of the best possible services to customers remains an overall operational focus of the Bank. We recognize that attention to details and responsiveness to customers' desires are critical to customer satisfaction. The Bank continues to employ the most current technology, both in its financial services and in the training of its 286 full-time employees, to ensure customer satisfaction and convenience.

The following discussion and financial information are presented to aid in an understanding of the current financial position and results of operations of United Security, and should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto included herein. The emphasis of this discussion will be on the years 2006, 2005, and 2004. All yields presented and discussed herein are based on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

Forward-Looking Statements

This Annual Report, annual and periodic reports filed by United Security and its subsidiaries under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of United Security may include "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect United Security's current views with respect to future events and financial performance. Such forward-looking statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

1. Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U.S., Alabama and Mississippi economies, the value of investments, the collectibility of loans and the ability to retain and grow deposits;
2. Possible changes in monetary and fiscal policies, laws and regulations, and other activities of governments, agencies and similar organizations;
3. The effects of easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, other potential regulatory changes, and attendant changes in patterns and effects of competition in the financial services industry; and
4. The ability of United Security to achieve its expected operating results including the continued growth of the markets in which United Security operates consistent with recent historical experience and United Security's ability to expand into new markets and to maintain profit margins.

The words, "believe," "expect," "anticipate," "project," and similar expressions, signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of United Security. Any such statements speak only as of the date such statements were made, and United Security undertakes no obligation to update or revise any forward-looking statements.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States and general banking practices. These areas include accounting for allowance for loan loss, derivatives, deferred income taxes, and supplemental compensation benefits agreements.

The Company maintains the allowance for loan losses at a level deemed adequate by management to absorb possible losses from loans in the portfolio. In determining the adequacy of the allowance for loan losses, management considers numerous factors, including but not limited to management's estimate of: (a) future economic conditions, (b) the financial condition and liquidity of certain loan customers, and (c) collateral values of property securing certain loans. Because these factors and others involve the use of management's estimation and judgment, the allowance for loan losses is inherently subject to adjustment at future dates. Unfavorable changes in the factors used by management to determine the adequacy of the allowance, including increased loan delinquencies and subsequent charge-offs, or the availability of new information, could require additional provisions, in excess of normal provisions, to the allowance for loan losses in future periods.

Both fair-value and cash-flow hedges require assumptions related to the impact of changes in interest rates on the fair-value of the derivative and the item being hedged. These assumptions are documented at inception to demonstrate effective hedging of the designated risk. If these assumptions do not accurately reflect future changes in the fair-value, the Company may be required to discontinue the use of hedge accounting for that derivative. This change in accounting treatment could affect current period earnings.

Management's determination of the realization of a deferred tax asset is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income earned by subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax asset. Management believes that the subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. As management periodically evaluates the ability of the Bank to realize the deferred tax asset, subjective judgments are made that may impact the resulting provision for income tax.

The Company and the Bank have entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under the agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund the agreements. Should these estimates prove materially wrong, the cost of the agreements could change accordingly.

Summary of Operating Results

	Year Ended December 31,		
	2006	2005	2004
	(In Thousands of Dollars)		
Total Interest Income	$59,219	$52,679	$49,434
Total Interest Expense	15,992	11,810	10,369
Net Interest Income	43,227	40,869	39,065
Provision for Loan Losses	3,726	3,853	3,724
Net Interest Income After Provision for Loan Losses	39,501	37,016	35,341
Non-Interest Income	5,621	5,278	5,755
Non-Interest Expense	23,782	23,059	22,045
Income Before Income Taxes	21,340	19,235	19,051
Applicable Income Taxes	7,095	5,579	5,920
Net Income	$14,245	$13,656	$13,131

Net Interest Income

Net interest income is an effective measurement of how well management has matched interest-earning assets and interest-bearing liabilities and is the Company's principal source of income. Fluctuations in interest rates materially affect net interest income.

RETURN ON AVERAGE ASSETS



2.4%
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
2001
2002
2003
2004
2005
2006

NET INTEREST INCOME
(MILLIONS OF DOLLARS)



$60
55
50
45
40
35
30
25
20
15
10
5
0
INT. INCOME
INT. EXPENSE
2001
2002
2003
2004
2005
2006

Net interest income grew 5.8% to $43.2 million in 2006, compared to 4.6% and 10.0% in 2005 and 2004, respectively. The Company experienced some margin improvement beginning in the second half of 2004, when the Federal Reserve began taking actions to increase short-term interest rates. As short-term rates rose, the spread between the rate earned on loans, investments, and other earning assets and the rate paid on deposits and other interest-bearing liabilities expanded.

The Company's loan portfolio (excluding loans held for sale) grew by $10.0 million, or 2.3%, during 2006. Because loans are typically the Company's highest yielding asset, this loan growth aided net interest income growth.

Overall, volume, rate and yield changes in interest-earning assets and interest-bearing liabilities contributed to the increase in net interest income. The Company's average earning assets increased $26.1 million, or 4.7%, while average interest-bearing liabilities increased $16.5 million, or 3.7%. Thus, growth in average earning assets outpaced growth in average interest-bearing liabilities by $9.6 million during 2006.

The Bank's ability to produce net interest income is measured by a ratio called the interest margin. The interest margin is net interest income as a percent of average earning assets. The interest margin was 7.5% in 2006, 7.4% in 2005, and 7.3% in 2004.

Interest margins are affected by several factors, one of which is the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities. This factor determines the effect that fluctuating interest rates will have on net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those which can be repriced to current market rates within a relatively short time. The Bank's objective in managing interest rate sensitivity is to achieve reasonable stability in the interest margin throughout interest rate cycles by maintaining the proper balance of rate-sensitive assets and liabilities. For further analysis and discussion of interest rate sensitivity, refer to the section entitled "Liquidity and Interest Rate Sensitivity Management" below.

An additional factor that affects the interest margin is the interest rate spread. The interest rate spread measures the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities. This measurement is a more accurate reflection of the effect market interest rate movements have on interest rate-sensitive assets and liabilities. The interest rate spread was 6.8% in 2006, and 6.9% in each of 2005 and 2004. The average amount of interest-bearing liabilities as noted in the table, "Yields Earned on Average Interest-Earning Assets and Rates Paid on

Average Interest-Bearing Liabilities," increased 3.7% in 2006, while the average rate of interest paid increased from 2.64% in 2005 to 3.45% in 2006. Average interest-earning assets increased 4.7% in 2006, while the average yield on earning assets increased from 9.5% in 2005 to 10.2% in 2006.

The percentage of earning assets funded by interest-bearing liabilities also affects the Bank's interest margin. The Bank's earning assets are funded by interest-bearing liabilities, non-interest-bearing demand deposits, and shareholders' equity. The net return on earning assets funded by non-interest-bearing demand deposits and shareholders' equity exceeds the net return on earning assets funded by interest-bearing liabilities. The Bank maintains a relatively consistent percentage of earning assets funded by interest-bearing liabilities. In 2006, 80.1% of the Bank's average earning assets were funded by interest-bearing liabilities as opposed to 80.9% in 2005 and 82.9% in 2004.

Yields Earned on Average Interest-Earning Assets and Rates Paid on Average Interest-Bearing Liabilities

	December 31,								
	2006			2005			2004		
	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %	Average Balance	Interest	Yield/ Rate %
	(In Thousands of Dollars, Except Percentages)								
ASSETS									
Interest-Earning Assets:									
Loans (Note A)	$444,094	$52,630	11.85%	$418,548	$46,914	11.21%	$391,435	$43,438	11.10%
Taxable Investments	118,136	5,829	4.93%	114,905	4,894	4.26%	121,503	5,066	4.17%
Non-Taxable Investments	16,719	760	4.55%	19,393	871	4.49%	20,055	930	4.64%
Federal Funds Sold	0	0	0.00%	0	0	0.00%	15	0	0.00%
Total Interest-Earning Assets	578,949	59,219	10.23%	552,846	52,679	9.53%	533,008	49,434	9.27%
Non-Interest-Earning Assets:									
Other Assets	56,639			54,991			49,040		
Total	$635,588			$607,837			$582,048		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand Deposits	$ 78,396	$ 642	0.82%	$ 80,295	$ 638	0.79%	$ 76,045	$ 509	0.67%
Savings Deposits	52,487	497	0.95%	57,246	539	0.94%	52,632	442	0.84%
Time Deposits	246,199	10,553	4.29%	217,888	6,985	3.21%	212,407	5,601	2.64%
Borrowings	86,825	4,300	4.95%	91,959	3,648	3.97%	100,950	3,817	3.78%
Total Interest-Bearing Liabilities	463,907	15,992	3.45%	447,388	11,810	2.64%	442,034	10,369	2.35%
Non-Interest-Bearing Liabilities:									
Demand Deposits	66,191			62,237			50,768		
Other Liabilities	16,722			13,058			11,623		
Shareholders' Equity	88,768			85,154			77,623		
Total	$635,588			$607,837			$582,048		
Net Interest Income (Note B)		$43,227			$40,869			$39,065	
Net Yield on Interest-Earning Assets			7.47%			7.39%			7.33%

Note A — For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. These loans amounted to $6,858,270, $5,662,303, and $1,496,679 for 2006, 2005, and 2004, respectively.

Note B — Loan fees of $3,496,765, $3,205,322, and $3,270,294 for 2006, 2005, and 2004, respectively, are included in interest income amounts above.

Changes in Interest Earned and Interest Expense Resulting from Changes in Volume and Changes in Rates

	2006 Compared to 2005 Increase (Decrease) Due to Change In:			2005 Compared to 2004 Increase (Decrease) Due to Change In:			2004 Compared to 2003 Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net	Volume	Average Rate	Net
	(In Thousands of Dollars)								
Interest Earned On:									
Loans	$2,863	$2,853	$5,716	$3,009	$ 467	$3,476	$2,875	$ (14)	$2,861
Taxable Investments	138	797	935	(275)	104	(171)	(307)	126	(181)
Non-Taxable Investments	(120)	9	(111)	(31)	(28)	(59)	185	(154)	31
Total Interest - Earning Assets	2,881	3,659	6,540	2,703	543	3,246	2,753	(42)	2,711
Interest Expense On:									
Demand Deposits	(15)	19	4	28	101	129	24	(94)	(70)
Savings Deposits	(45)	3	(42)	39	58	97	48	(75)	(27)
Time Deposits	909	2,659	3,568	145	1,239	1,384	170	(778)	(608)
Other Borrowings	(204)	856	652	(340)	171	(169)	(24)	(100)	(124)
Total Interest - Bearing Liabilities	645	3,537	4,182	(128)	1,569	1,441	218	(1,047)	(829)
Increase in Net Interest Income	$2,236	$ 122	$2,358	$2,831	$(1,026)	$1,805	$2,535	$ 1,005	$3,540

Provision for Loan Losses

The provision for loan losses is an expense used to establish the allowance for loan losses. Actual loan losses, net of recoveries, are charged directly to the allowance. The expense recorded each year is a reflection of actual net losses experienced during the year and management's judgment as to the adequacy of the allowance to absorb losses inherent to the portfolio. Charge-offs exceeded recoveries by $3.8 million during the year, and a provision of $3.7 million was expensed for loan losses in 2006, compared to $3.9 million in 2005 and $3.7 million in 2004. Management's efforts to monitor credit quality have held net charge-offs as a percentage of average loans at or below 0.9% for the last four years presented. Net charge-offs as a percentage of average loans were 0.85%, 0.77%, 0.90% and 0.90% for the years ended December 31, 2006, 2005, 2004, and 2003, respectively.

The ratio of the allowance to loans net of unearned income at December 31, 2006, was 1.7%. For additional information regarding the Company's allowance for loan losses, see "Loans and Allowance for Loan Loss."

Non-Interest Income

The following table presents the major components of non-interest income for the years indicated.

	Year Ended December 31, 2006	2005	2004
	(In Thousands of Dollars)		
Service Charges and Other Fees on Deposit Accounts	$3,147	$2,941	$3,259
Credit Insurance Commissions and Fees	826	770	937
Bank-Owned Life Insurance	443	419	370
Investment Security (Losses) Gains, Net	0	(37)	(38)
Other Income	1,205	1,185	1,227
Total Non-Interest Income	$5,621	$5,278	$5,755

In 2006, total non-interest income increased $343,000, or 6.5%. This compares to a decrease of 8.3% in 2005 and an increase of 0.5% in 2004. The increase in 2006 was attributable to several factors. First, service charges and other fees on deposit accounts increased 7.0% during 2006, outpacing the Company's 2006 deposit growth of 5.6%. The increase in service charge income was due to increases in customer overdrafts and accounts with non-sufficient funds. Second, credit insurance commissions and fees increased 7.3% during 2006, outpacing the Company's 2006 consumer loan growth rate of 1.5%. Credit insurance commissions and fees are generated by the Bank's subsidiary, FUSB Reinsurance. Third, earnings from the Company's bank-owned life insurance policies increased 5.7% during 2006. These policies were established in 2002 to assist in funding the Bank's supplemental compensation benefit agreements with directors and certain executive officers. Other factors affecting non-interest income related specifically to non-recurring items such as net investment security gains and losses and components of other income which includes, but is not limited to, gains and losses on sales of assets and other subsidiaries' revenue.

Non-Interest Expense

The following table presents the major components of non-interest expense for the years indicated.

	Year Ended December 31,		
	2006	2005	2004
	(In Thousands of Dollars)		
Compensation and Benefits	$14,426	$14,146	$12,964
Occupancy	1,696	1,552	1,498
Furniture and Equipment	1,364	1,338	1,371
Impairment on Limited Partnerships	240	357	345
Legal, Accounting and Other Professional Fees	861	802	1,078
Stationary and Supplies	542	531	506
Telephone/Communication	629	429	435
Advertising	284	330	253
Collection and Recovery	294	289	246
Other	3,446	3,285	3,349
Total Non-Interest Expense	$23,782	$23,059	$22,045
Efficiency Ratio	48.7%	50.0%	49.2%
Total Non-Interest Expense to Average Assets	3.7%	3.8%	3.8%

Non-interest expense increased $723,000, or 3.1%, to $23.8 million in 2006, from $23.1 million in 2005. Although non-interest expense has continued to experience reasonable increases during the last three years, the Company's efficiency ratio has continued to remain at or below 50% for the last three years. The efficiency ratio is computed by dividing total non-interest expense by net interest income and non-interest income. An increase in the ratio indicates more resources are being utilized to generate the same (or greater) volume of income while a decrease indicates a more efficient allocation of resources. Management believes that this measure affirms our commitment to the efficient use of corporate resources in generating continued increases in shareholder earnings per share.

NET INCOME
(MILLIONS OF DOLLARS)



$15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
2001
2002
2003
2004
2005
2006

Compensation and benefits increased $280,000, or 1.98%, in 2006, as a result of general staffing increases concurrent with expansion of offices and normal merit increases. These increases were somewhat offset by a decrease in health insurance costs as well as decreased incentive awards at the Bank. Because the health insurance plan is self-insured, costs are based on actual claims paid and they declined $209,000 in 2006. Incentive awards declined $212,000 because the Bank did not meet all of its performance objectives. The increase in 2005 was attributable to a combination of normal merit increases, incentives, an increase in the cost of health insurance, as well as the supplemental compensation benefit plan (which can be reviewed in detail in Note 12, "Employee Benefit Plans," and Note 13, "Long-Term Incentive Compensation Plan," in the "Notes to Consolidated Financial Statements" included in this Annual Report).

TOTAL NON-INTEREST EXPENSE AS A
PERCENT OF AVERAGE ASSETS



4.4%
4.0
3.6
3.2
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
2001
2002
2003
2004
2005
2006

Occupancy expenses increased over the past three years due to continued branch expansion by the Bank and the effects of inflation on routine expenditures. Occupancy expense includes rents, depreciation, utilities, maintenance, insurance, taxes and other expenses associated with maintaining the nineteen banking offices and twenty-five finance company offices. The Company utilizes both acquired and leased space in operating these locations. The Bank owns all of its banking offices with the exception Columbiana office, which is leased. All ALC offices are leased (costs associated with operating lease agreements can be reviewed in detail in Note 17, "Operating Leases," in the "Notes to Consolidated Financial Statements" included in this Annual Report). Occupancy expense increased by 9.3%, 3.6% and 6.4% for each of the years ended December 31, 2006, 2005, and 2004, respectively.

The Bank invests in limited partnerships that operate qualified affordable housing projects. These partnerships receive tax benefits in the form of tax deductions from operating losses and tax credits. Although the Bank accounts for these investments utilizing the cost method, management analyzes the Bank's investments in limited partnerships for potential impairment on an annual basis. The investment balances in these partnerships were $2.0 million, $2.2 million, and $2.6 million at December 31, 2006, 2005, and 2004, respectively. Losses in these investments amounted to $240,000, $357,000, and $345,000 for 2006, 2005, and 2004, respectively.

In 2006, the Company experienced an increase of 7.4% in legal, accounting and other professional fees. This increase was the result of implementing increased compliance requirements, specifically Bank Secrecy Act and Sarbanes Oxley, as well as a continued focus on the external monitoring of the Bank's loan portfolio.

The remaining changes in non-interest expense were reasonable and customary in nature.

Provision for Income Taxes

Income tax expense increased $1.5 million for 2006. This increase resulted from higher levels of taxable income and decreases in low-income housing tax credits. The calculation of the Company's income tax provision is complex and requires the use of estimates and judgments in its determination. As part of the Company's overall business strategy, management must consider tax laws and regulations that apply to the specific facts and circumstances under consideration. This analysis includes evaluating the amount and timing of the realization of income tax liabilities or benefits. Management closely monitors tax developments in order to evaluate the effect they may have on the Company's overall tax position. Management estimates the effective tax rate for the Company to remain approximately 33% of pre-tax income. A more detailed discussion of the Company's provision for income taxes can be found in Note 11, "Income Taxes," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Loans and Allowance for Loan Loss

NET LOANS
(MILLIONS OF DOLLARS)



$450
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006

Total loans outstanding increased by $10.0 million in 2006 with a loan portfolio totaling $449.2 million as of December 31, 2006. Loans represent 76.4% of the Company's earning assets and provide 88.9% of the Company's interest income.

The growth in loans during 2006 was fueled primarily from real estate lending. Real estate loans increased 4.3% to $312.0 million in 2006. The Company's real estate loan portfolio is comprised of construction loans to both businesses and individuals for residential and commercial development, commercial buildings and apartment complexes, with most of this activity being commercial. Real estate loans also consist of other loans secured by real estate, such as one-to-four family dwellings, including mobile homes, loans on land only, multi-family dwellings, non-farm, non-residential real estate and home equity loans. As in previous years, quality real estate lending continues to be a priority of the Company's lending team and management. Real estate loans remain the largest component of the Company's loan portfolio comprising 69.4% of total loans outstanding.

Consumer loans represent the second largest component of the Company's loan portfolio, comprising 24.4% of total loans outstanding. Consumer lending experienced a 1.5% growth rate for 2006, growing to $109.6 million at December 31, 2006. These loans include loans to individuals for household, family and other personal expenditures, including credit cards and other related credit plans.

Commercial, financial and agricultural loans declined by 10.4% during 2006 to $34.9 million at December 31, 2006. The decline in commercial lending revolved primarily around increased competition in the Company's heavier populated markets for commercial customers and a decline in quality commercial credit applications.

The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio and changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors. Though management believes the allowance for loan losses to be adequate, taking into consideration the views of its regulators and the current economic environment, there can be no assurance that the allowance for loan losses is sufficient and ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings during periods they become known.

The Bank's loan policy requires immediate recognition of a loss if significant doubt exists as to the repayment of the principal balance of a loan. Consumer installment loans at the Bank and ALC are generally recognized as losses if they become 120 days delinquent. Exceptions are made particularily in loans that are secured by real estate and the borrower is in a repayment plan under the bankruptcy statutes. As long as these loans are fully secured and paying in accordance with the bankruptcy plan they are not charged-off.

A credit review of the Bank's individual loans is conducted periodically by branch and by loan officer. A risk rating is assigned to each loan and is reviewed at least annually. In assigning risk, management takes into consideration the capacity of the borrower to repay, collateral values, current economic conditions and other factors.

Loan officers and other personnel handling loan transactions undergo frequent training dedicated to improving the credit quality, as well as the yield of the loan portfolio. The Bank utilizes a written loan policy, which attempts to guide lending personnel in applying consistent underwriting standards. This policy is intended to aid loan officers and lending personnel in making sound credit decisions and to assure compliance with state and federal regulations. The Bank's loan policy is reviewed, at a minimum, on an annual basis to insure timely modifications to the Bank's lending standards.

In order to better manage credit risk, ALC carefully oversees its portfolio through formal underwriting standards, monitoring of customer payments and active follow-up. ALC assesses the adequacy of the allowance for loan losses on an aggregate level based upon recent delinquency status, levels of loans in bankruptcy, non-accrual status, and estimates of inherent loss based on historical charge-off trends and economic conditions. ALC continues to concentrate more on loans secured by real estate and places less emphasis on automobile loans.

The following table shows the Company's loan distribution as of December 31, 2006, 2005, 2004, 2003, and 2002.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In Thousands of Dollars)				
Commercial, Financial, and Agricultural	$ 34,933	$ 38,981	$ 33,443	$ 34,865	$ 40,145
Real Estate	311,989	299,140	276,698	265,443	241,668
Installment (Consumer)	109,643	108,022	100,605	93,560	82,570
Less: Unearned Interest, Commissions, and Fees	7,326	6,922	6,763	7,290	6,326
Total	$449,239	$439,221	$403,983	$386,578	$358,057

The amounts of total loans (excluding installment loans) outstanding at December 31, 2006, which, based on the remaining scheduled repayments of principal, are due in (1) one year or less, (2) more than one year but within five years, and (3) more than five years, are shown in the following table.

	Maturing			
	Within One Year	After One but Within Five Years	After Five Years	Total
Commercial, Financial, and Agricultural	$ 23,495	$ 9,966	$ 1,472	$ 34,933
Real Estate—Mortgage	137,240	75,921	98,828	311,989
Total	$160,735	$85,887	$100,300	$346,922

Variable rate loans totaled approximately $86.7 million and are included in the one-year category.

Non-Performing Assets

Accruing loans past due 90 days or more at December 31, 2006, totaled $2.0 million. These loans are secured, and, taking into consideration the collateral value and the financial strength of the borrowers, management believes there will be no loss in these accounts and has allowed the loans to continue accruing.

Impaired loans totaled $7.3 million, $5.7 million, and $0, as of December 31, 2006, 2005, and 2004, respectively. The increase in 2006 is attributable to one customer. Loans to this customer total $3.4 million and are in Chapter 11 bankruptcy. Management believes the loans to be fully secured by real estate and anticipates no loss. There was approximately $847,676 and $816,283 in the allowance for loan losses specifically allocated to these impaired loans at December 31, 2006, and 2005 ($0 for 2004). The average recorded investment in impaired loans for 2006, 2005, and 2004 was approximately $6.9 million, $2.5 million, and $1.3 million, respectively. In prior years, management disclosed only large non-performing loans analyzed on an individual basis as impaired. In 2005, because of the number of smaller non-performing loans at ALC, management decided to disclose all loans on non-accrual status as impaired, which resulted in the large increase to impaired loans as of December 31, 2005.

Non-performing assets as a percentage of net loans and other real estate was 2.4% at December 31, 2006, compared to 2.0% at December 31, 2005. This increase is due to an increase in loans on non-accrual, accruing loans past due 90 days or more, and real estate acquired in settlement of loans. Management believes by close monitoring of these loans and through aggressive collection efforts, non-performing assets can be reduced. Management reviews these loans and reports to the Board of Directors monthly. Loans past due 90 days or more and still accruing are reviewed closely by management and are allowed to continue accruing only when underlying collateral values and management's belief that the financial strength of the borrowers are sufficient to protect the Bank from loss. If at any time management determines there may be a loss of interest or principal, these loans will be changed to non-accrual and their asset value downgraded.

The following table presents information on non-performing loans and real estate acquired in settlement of loans.

	December 31,				
	2006	2005	2004	2003	2002
	(In Thousands of Dollars)				
Non-Performing Assets:					
Loans Accounted for on a Non-Accrual Basis	$ 7,318	$5,662	$1,496	$1,879	$6,228
Accruing Loans Past Due 90 Days or More	2,033	1,203	619	382	1,433
Real Estate Acquired in Settlement of Loans	1,318	1,750	1,664	2,608	1,296
Total	$10,669	$8,615	$3,779	$4,869	$8,957
Non-Performing Assets as a Percent of Net Loans and Other Real Estate	2.37%	1.95%	0.93%	1.26%	2.50%

Summarized below is information concerning income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

	December 31,		
	2006	2005	2004
	(In Thousands of Dollars)		
Total Loans Accounted for on a Non-Accrual Basis	$7,318	$5,662	$1,496
Interest Income that Would Have Been Recorded Under Original Terms	874	701	157
Interest Income Reported and Recorded During the Year	186	49	56

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful. In addition to consideration of these factors, the Company has a consistent and continuing policy of placing all loans on non-accrual status if they become 90 days or more past due, unless they are in the process of collection. When a loan is placed on non-accrual status, all interest which is accrued on the loan is reversed and deducted from earnings as a reduction of reported interest. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write down or charge-off of the principal balance of the loan which would necessitate additional charges to the allowance for loan losses.

Allocation of Allowance for Loan Losses

The following table shows an allocation of the allowance for loan losses for each of the five years indicated.

	December 31,									
	2006		2005		2004		2003		2002	
	(In Thousands of Dollars)									
	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans	Allocation Allowance	Percent of Loans in Each Category to Total Loans
Commercial, Financial and Agricultural	$ 376	8%	$ 399	8%	$ 385	8%	$ 832	9%	$1,090	11%
Real Estate	4,468	68	4,175	68	3,305	67	3,083	67	3,114	66
Installment	2,820	24	3,120	24	3,371	25	2,927	24	2,419	23
Total	$7,664	100%	$7,694	100%	$7,061	100%	$6,842	100%	$6,623	100%

In establishing the allowance for loan losses, management created the following risk groups for evaluating the loan portfolio:

- Large classified loans and impaired loans are evaluated individually with specific reserves allocated based on management's review.
- Smaller non-accrual and adversely classified loans are assigned a portion of the allowance based on loan grading.
- The allowance for large pools of smaller-balance, homogeneous loans is based on such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral value, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers' ability to pay.

Net charge-offs as shown in the "Summary of Loan Loss Experience" table below indicate the trend for the last five years.

Summary of Loan Loss Experience

This table summarizes the Bank's loan loss experience for each of the five years indicated.

	December 31,				
	2006	2005	2004	2003	2002
	(In Thousands of Dollars)				
Balance of Allowance for Loan Loss at Beginning of Period	$ 7,694	$ 7,061	$ 6,842	$ 6,623	$ 6,590
Charge-Offs:					
Commercial, Financial, and Agricultural	(473)	(238)	(317)	(959)	(826)
Real Estate—Mortgage	(241)	(183)	(690)	(198)	(501)
Installment	(4,001)	(3,559)	(3,243)	(2,935)	(3,562)
Credit Cards	(21)	(35)	(29)	(27)	(22)
	(4,736)	(4,015)	(4,279)	(4,119)	(4,911)
Recoveries:					
Commercial, Financial, and Agricultural	78	25	28	47	111
Real Estate—Mortgage	78	74	59	131	35
Installment	811	673	677	647	924
Credit Cards	13	23	10	8	15
	980	795	774	833	1,085
Net Charge-Offs	(3,756)	(3,220)	(3,505)	(3,286)	(3,826)
Provision for Loan Losses	3,726	3,853	3,724	3,505	3,859
Balance of Allowance for Loan Loss at End of Period	$ 7,664	$ 7,694	$ 7,061	$ 6,842	$ 6,623
Ratio of Net Charge-Offs During Period to Average Loans Outstanding	0.85%	0.77%	0.90%	0.90%	1.11%

Investment Securities Available-for-Sale and Derivative Instruments

Investment securities, which are classified as available-for-sale, include, as of December 31, 2006, U.S. Treasury securities of $120,000, obligations of U.S. government sponsored agency securities of $5.8 million, mortgage-backed securities of $96.2 million, state, county, and municipal securities of $16.7 million, and other securities of $867,833. The securities portfolio is carried at fair market value, and increased $9.0 million from December 31, 2005, to December 31, 2006.

Because of their liquidity, credit quality and yield characteristics, the majority of the purchases of taxable securities have been purchases of agency guaranteed mortgage-backed obligations and collateralized mortgage obligations ("CMOs"). The mortgage-backed obligations in which the Bank invests represent an undivided interest in a pool of residential mortgages or may be collateralized by a pool of residential mortgages ("mortgage-backed securities").


SECURITIES
(MILLIONS OF DOLLARS)
$200
180
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006

Mortgage-backed securities and CMOs present some degree of additional risk in that mortgages collateralizing these securities can be refinanced, thereby affecting the future yield and market value of the portfolio. Management expects the annual repayment of the underlying mortgages to vary as a result of monthly repayment of principal and/or interest required under terms of the underlying promissory notes. Further, the actual rate of repayment is subject to changes depending upon the terms of the underlying mortgages, the relative level of mortgage interest rates, and the structure of the securities. When relative interest rates decline to levels below that of the underlying mortgages, acceleration of principal repayment is expected as some borrowers on the underlying mortgages refinance to lower rates. When the underlying rates on mortgage loans are comparable to, or in excess of, market rates, repayment more closely conforms to scheduled amortization in accordance with terms of the promissory note with additional repayment as a result of sales of homes collateralizing the mortgage loans constituting the security.

Although maturities of the underlying mortgage loans may range up to 30 years, scheduled principal and normal prepayments substantially shorten the average maturities. As of December 31, 2006, the investment portfolio had an estimated average maturity of 3.7 years.

Interest rate risk contained in the overall securities portfolio is formally monitored on a monthly basis. Management assesses each month how risk levels in the investment portfolio affect overall company-wide interest rate risk. Expected changes in forecasted yield, earnings, and market value of the bond portfolio are generally attributable to fluctuations in interest rates, as well as volatility caused by general uncertainty over the economy, inflation, and future interest rate trends.

The composition of the Bank's investment portfolio reflects the Bank's investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of the Bank's investment strategy are to maintain an appropriate level of liquidity and provide a tool to assist in controlling the Bank's interest rate position while at the same time producing adequate levels of interest income.

Fair market values of securities can vary significantly as interest rates change. The gross unrealized gains and losses in the securities portfolio are not expected to have a material impact on liquidity or other funding needs. There were net unrealized losses, net of taxes, of $410,000 in the securities portfolio on December 31, 2006, versus $667,000 one year ago.

The Bank has used certain derivative products for hedging purposes. These include interest rate swaps and caps. The use and detail regarding these products are fully discussed under "Liquidity and Interest Rate Sensitivity Management" below and in Note 2, "Summary of Significant Accounting Policies," in the "Notes to Consolidated Financial Statements." The Bank adopted the provisions of Statement of Financial Accounting Standards No. 133, as amended ("FASB 133"), effective January 1, 2001, as required by the Financial Accounting Standards Board. On that date, the Bank reassessed and designated derivative instruments used for risk management as fair-value hedges, cash-flow hedges and derivatives not qualifying for hedge accounting treatment, as appropriate.

Investment Securities Available-for-Sale

The following table sets forth the amortized costs of investment securities, as well as their fair value and related unrealized gains or losses on the dates indicated.

	December 31, 2006	December 31, 2005	December 31, 2004
	(In Thousands of Dollars)		
Investment Securities Available-for-Sale:			
U.S. Treasury Securities	$ 120	$ 120	$ 0
Obligations of U.S. Government Sponsored Agency Securities	5,848	0	0
Obligations of States, Counties, and Political Subdivisions	16,451	17,006	20,271
Mortgage-Backed Securities	97,295	94,001	100,351
Other Securities	705	705	732
Total Book Value	120,419	111,832	121,354
Net Unrealized Gains (Losses)	(656)	(1,067)	1,201
Total Market Value	$119,763	$110,765	$122,555

Investment Securities Available-for-Sale Maturity Schedule

	Stated Maturity as of December 31, 2006							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(In Thousands of Dollars, Except Yields)							
Investment Securities Available-for-Sale:								
U.S. Treasury Securities	$ 120	4.38%	$ 0	0%	$ 0	0%	$ 0	0%
Obligations of U.S. Government Sponsored Agency Securities	980	5.77	3,002	5.70	0	0.00	1,869	7.58
State, County, and Municipal Obligations	20	6.15	2,216	4.24	8,527	4.23	5,969	5.23
Mortgage-Backed Securities	791	3.83	720	5.45	23,861	4.60	70,821	4.99
Total	$1,911	4.61%	$5,938	5.13%	$32,388	4.50%	$ 78,659	5.07%
Total Securities With Stated Maturity							$118,896	4.91%
Equity Securities							867	4.60
Total							$119,763	4.91%

Available-for-sale securities are stated at market value and tax equivalent market yields.

Condensed Portfolio Maturity Schedule

Maturity Summary as of December 31, 2006	Dollar Amount	Portfolio Percentage
	(In Thousands of Dollars)	
Maturing in 3 months or less	$ 160	0.13%
Maturing in 3 months to 1 year	1,751	1.47
Maturing in greater than 1 to 3 years	911	0.77
Maturing in greater than 3 to 5 years	5,027	4.23
Maturing in greater than 5 to 15 years	57,795	48.61
Maturing in over 15 years	53,252	44.79
Total	$118,896	100.00%

The following marketable equity securities have been excluded from the above maturity summary due to no stated maturity date.

Preferred Stock	$573
Mutual Funds	10
Other Marketable Equity Securities	285

Condensed Portfolio Repricing Schedule

Repricing Summary as of December 31, 2006	Dollar Amount	Portfolio Percentage
	(In Thousands of Dollars)	
Repricing in 30 days or less	$ 456	0.38%
Repricing in 31 days to 1 year	10,680	8.98
Repricing in greater than 1 to 3 years	17,942	15.09
Repricing in greater than 3 to 5 years	22,943	19.30
Repricing in greater than 5 to 15 years	47,817	40.22
Repricing in over 15 years	19,058	16.03
Total	$118,896	100.00%

Repricing in 30 days or less does not include:	
Mutual Funds	$ 10
Repricing in 31 days to 1 year does not include:	
Preferred Stock	573
Other Marketable Equity Securities	285

The tables above reflect all securities at market value on December 31, 2006.

Security Gains and Losses

Non-interest income from securities transactions was a loss for years ended December 31, 2006, 2005, and 2004. Transactions affecting the Bank's investment portfolio are directed by the Bank's asset and liability management activities and strategies. Although short-term losses may occur from time to time, the "pruning" of the portfolio is designed to maintain the strength of the investment portfolio.

The table below shows the associated net gains or (losses) for the periods 2006, 2005, and 2004.

	2006	2005	2004
Investment Securities	$(268)	$(37,232)	$(37,716)

Volumes of sales, as well as other information on investment securities is discussed further in Note 3, "Investment Securities," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Deposits

Core deposits, which exclude time deposits of $100,000 or more, provide for a relatively stable funding source that supports earning assets. The Company's core deposits totaled $340.9 million, or 75.7%, of total deposits at December 31, 2006, and totaled $343.6 million, or 80.6%, of total deposits at December 31, 2005.

Deposits, in particular core deposits, have historically been the Company's primary source of funding and have enabled the Company to successfully meet both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future, although economic and competitive factors could affect this funding source. The Company's loan-to-deposit ratio was 98.1% at December 31, 2006, and 101.2% at the end of 2005.

TOTAL DEPOSITS
(MILLIONS OF DOLLARS)



$450
420
390
360
330
300
270
240
210
180
150
120
90
60
30
0
2001
2002
2003
2004
2005
2006

Time deposits in excess of $100,000 grew 32.1% to $109.1 million as of December 31, 2006. Included in these large deposits are $24.8 million in brokered certificates of deposits at year-end 2006, and $10.0 million in 2005. Management has used brokered deposits as a funding source when rates and terms are more attractive than other funding sources.

The sensitivity of the Bank's deposit rates to changes in market interest rates is reflected in its average interest rate paid on interest-bearing deposits. During 2006, market interest rates increased, attributable to the higher Federal Reserve target interest rates for 2006. The Bank's average interest rate paid on interest-bearing deposits followed this trend.

Management, as part of an overall program to emphasize the growth of transaction accounts, continues to promote online banking and an online bill paying program, as well as enhancing the telephone banking product through the use of the employee incentive plan. In addition, continued effort is being placed on deposit promotions, direct-mail campaigns and cross-selling efforts.

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits are summarized for the periods in the following table.

	December 31,					
	2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate
	(In Thousands of Dollars, Except Percentages)					
Non-Interest Bearing Demand Deposit Accounts	$ 66,191		$ 62,237		$ 50,768	
Interest-Bearing Demand Deposit Accounts	78,396	0.82%	80,295	0.79%	76,045	0.67%
Savings Deposits	52,487	0.95	57,246	0.94	52,632	0.84
Time Deposits	246,199	4.29	217,888	3.21	212,407	2.64
Total	$443,273	2.64%	$417,666	1.95%	$391,852	1.67%

Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 2006, are summarized as follows:

Maturities	Time Certificates of Deposit	Other Time Deposits	Total
3 Months or Less	$ 13,787,004	$6,817,000	$ 20,604,004
Over 3 Through 6 Months	16,527,675	0	16,527,675
Over 6 Through 12 Months	34,425,827	0	34,425,827
Over 12 Months	37,582,663	0	37,582,663
Total	$102,323,169	$6,817,000	$109,140,169

Other Borrowings

Other interest-bearing liabilities include all interest-bearing liabilities except deposits, such as federal funds purchased, securities sold under agreements to repurchase, treasury, tax and loan deposits, and Federal Home Loan Bank ("FHLB") advances. This category continues to be utilized as an alternative source of funds. During 2006, the average other interest-bearing liabilities represented 18.7% of the average total interest-bearing liabilities compared to 20.6% in 2005 and 22.8% in 2004. The advances from the FHLB are an alternative to funding sources with similar maturities such as certificates of deposit. These advances generally offer more attractive rates when compared to other mid-term financing options. Average federal funds purchased increased from $694,000 in 2005 to $953,000 in 2006. Average treasury, tax, and loan deposits increased from $550,232 in 2005 to $629,000 in 2006. Securities sold under agreements to repurchase were not offered in 2005 and averaged $17,903 in 2006. For additional information and discussion of these borrowings, refer to Notes 9 and 10, "Short-Term Borrowings" and "Long-Term Debt," respectively, in the "Notes to Consolidated Financial Statements" included in this Annual Report.

The following table shows information for the last three years regarding the Bank's short- and long-term borrowings consisting of treasury, tax, and loan deposits, federal funds purchases, securities sold under agreements to repurchase, and other borrowings from the FHLB.

	Short-Term Borrowings Maturity Less Than One Year	Long-Term Borrowings Maturity One Year or Greater
	(In Thousands of Dollars, Except Percentages)	
Year Ended December 31:		
2006	$ 1,757	$87,553
2005	1,248	89,588
2004	941	89,637
Weighted Average Interest Rate at Year-End:		
2006	5.04%	5.34%
2005	3.96	4.50
2004	2.03	3.77
Maximum Amount Outstanding at Any Month's End:		
2006	$11,443	$89,579
2005	7,719	89,621
2004	9,005	99,732
Average Amount Outstanding During the Year:		
2006	$ 2,815	$84,010
2005	1,244	89,602
2004	1,922	99,028
Weighted Average Interest Rate During the Year:		
2006	5.15%	4.93%
2005	3.60	4.01
2004	1.68	3.80

Shareholders' Equity

United Security has always placed great emphasis on maintaining its strong capital base. At December 31, 2006, shareholders' equity totaled $91.6 million, or 14.2% of total assets, compared to 14.1% and 14.0% for year-end 2005 and 2004, respectively. This level of equity indicates to United Security's shareholders, customers and regulators that United Security is financially sound and offers the ability to sustain an appropriate degree of leverage to provide a desirable level of profitability and growth.

Over the last three years, shareholders' equity grew from $73.3 million at the beginning of 2004 to $91.6 million at the end of 2006. This growth was the result of internally generated retained earnings. Shareholders' equity also was impacted by the net change in unrealized gain (loss) on securities available-for-sale and derivatives, net of tax, which decreased shareholder's equity by $30,607 and $1.3 million in 2004 and 2005, respectively, and increased shareholders' equity by $109,817 in 2006.

SHAREHOLDERS' EQUITY
(MILLIONS OF DOLLARS)



$95
90
85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006

In connection with the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, 2,450 shares were purchased in 2006 and 2,605 shares were purchased in 2005. The plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of United Security common stock. For more information related to this plan see Note 13, "Long-Term Incentive Compensation Plan," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

United Security initiated a share repurchase program in 2001 in which it authorized the Company to repurchase up to 1,429,204 shares of common stock (as adjusted for the two-for-one stock split that was effective June 30, 2003); however, no shares were repurchased under the program in 2003, 2004, or 2005. In January 2006, the Board of Directors terminated the repurchase program (which would have expired on June 30, 2006) and approved a new repurchase program, under which the Company is authorized to repurchase up to 642,785 shares of common stock before December 31, 2007. During 2006, 118,547 shares were repurchased under this program.

United Security's capital base remains a source of strength as noted above. Additionally, the internal capital generation rate (net income less cash dividends as a percentage of average shareholders' equity) remains favorable at 8.4% in 2006 as compared to 8.9% in 2005 and 10.9% in 2004. The dividend paid in 2006 increased by $711,000 over 2005. The increase in dividends paid in 2006 and 2005 resulted in the decline in the internal capital generation rate.

The two-for-one stock split authorized and implemented in 2003 increased common stock outstanding; however, shareholders' equity was not affected by the split. All shares outstanding and dividend per share numbers recorded in prior years have been adjusted as a result of the stock split.

United Security is required to comply with capital adequacy standards established by the Federal Reserve and the Federal Deposit Insurance Corporation ("FDIC"). Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specified risk weight factor. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The banking regulatory agencies also have adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of 3% of Tier 1 Capital (as defined below) to total assets less goodwill (the "leverage ratio"). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of 1% or 2% higher than the minimum 3% level.

The minimum standard for the ratio of total capital to risk-weighted assets is 8%. At least 50% of that capital level must consist of common equity, undivided profits, and non-cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier 1 Capital"). The remainder ("Tier II Capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt, and a limited amount of the allowance for loan losses. The sum of Tier 1 Capital and Tier II Capital is "total risk-based capital."

Risk-Based Capital Requirements

	Minimum Regulatory Requirements	United Security's Ratio at December 31, 2006
Total Capital to Risk-Adjusted Assets	8.00%	20.67%
Tier I Capital to Risk-Adjusted Assets	4.00%	19.39%
Tier I Leverage Ratio	3.00%	13.60%

In addition to meeting the minimum regulatory ratios, the regulatory ratios of the Bank exceeded the ratios required for well-capitalized banks as defined by federal banking regulators. To be categorized as well-capitalized, the Bank must maintain Total Qualifying Capital, Tier I Capital and leverage ratios of at least 8%, 4%, and 3%, respectively.



EARNINGS PER SHARE
$2.30
2.20
2.10
2.00
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
.90
.80
.70
.60
.50
.40
.30
.20
.10
.00
2001
2002
2003
2004
2005
2006



RETURN ON AVERAGE EQUITY
18%
16
14
12
10
8
6
4
2
0
2001
2002
2003
2004
2005
2006



CASH DIVIDENDS
$1.10
1.05
1.00
.95
.90
.85
.80
.75
.70
.65
.60
.55
.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
.0
2001
2002
2003
2004
2005
2006

United Security attempts to balance the return to shareholders through the payment of dividends with the need to maintain strong capital levels for future growth opportunities. Total cash dividends declared were $6.8 million, or $1.07, per share in 2006, compared to $0.95 per share in 2005 and $0.72 per share in 2004. The total cash dividends represented a payout ratio of 47.9% in 2006, with a payout ratio of 44.8% and 35.3% in 2005 and 2004, respectively. Calendar year 2006 is the eighteenth consecutive year that United Security has increased cash dividends.

Ratio Analysis

The following table presents operating and equity performance ratios for each of the last three years.

	Year Ended December 31,		
	2006	2005	2004
Return on Average Assets	2.24%	2.25%	2.26%
Return on Average Equity	16.05%	16.04%	16.92%
Cash Dividend Payout Ratio	47.89%	44.75%	35.27%
Average Equity to Average Assets Ratio	13.97%	14.01%	13.34%

Liquidity and Interest Rate Sensitivity Management

The primary functions of asset and liability management are to (1) assure adequate liquidity, (2) maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities, (3) maximize the profit of the Bank and (4) reduce risks to the Bank's capital. Liquidity management involves the ability to meet day-to-day cash flow requirements of the Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves. Interest rate risk management focuses on the maturity structure of assets and liabilities and their repricing characteristics during changes in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on the net interest margin.

The asset portion of the balance sheet provides liquidity primarily from two sources. These are principal payments and maturities and sales relating to loans, and maturities and principal payments from the investment portfolio. Other short-term investments such as federal funds sold are additional sources of liquidity. Loans maturing or repricing in one year or less amounted to $186.1 million at December 31, 2006.

Investment securities that are forecast to mature or reprice over the next twelve months total $12.0 million, or 10.0% of the investment portfolio as of December 31, 2006. For comparison, principal payments on investment securities totaled $29.0 million in 2006.

Although the majority of the securities portfolio has legal final maturities longer than 10 years, the entire portfolio consists of securities that are readily marketable and easily convertible into cash. As of December 31, 2006, the bond portfolio had an expected average maturity of 3.9 years, and only approximately 71.3% of the $119.8 million in bonds were expected to be repaid within 5 years. However, management does not rely solely upon the investment portfolio to generate cash-flows to fund loans, capital expenditures, dividends, debt repayment, and other cash requirements. Instead, these activities are funded by cash-flows from operating activities and increases in deposits and short-term borrowings.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts. Federal funds purchased, FHLB advances, securities sold under agreements to repurchase, and short-term and long-term borrowings are additional sources of liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure.

The Bank, at December 31, 2006, had long-term debt and short-term borrowings that, on average, represented 13.7% of total liabilities and equity, compared to 15.0% at year-end 2005.

The Bank currently has up to $105.3 million in additional borrowing capacity from the FHLB and $35.0 million in established federal funds lines.

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames during which the interest-bearing assets and liabilities are subject to changes in interest rates, either at replacement or maturity, during the life of the instruments. Sensitivity is measured as the difference between the volume of assets and the volume of liabilities in the current portfolio that are subject to repricing in future time periods. These differences are known as interest sensitivity gaps and are usually calculated for segments of time and on a cumulative basis.

Measuring Interest Rate Sensitivity: Gap analysis is a technique used to measure interest rate sensitivity at a particular point in time, an example of which is presented below. Assets and liabilities are placed in gap intervals based on their repricing dates. Assets and liabilities for which no specific repricing dates exist are placed in gap intervals based on management's judgment concerning their most likely repricing behaviors. Interest rate derivatives used in interest rate sensitivity management also are included in the applicable gap intervals.

A net gap for each time period is calculated by subtracting the liabilities repricing in that interval from the assets repricing. A positive gap – more assets repricing than liabilities – will benefit net interest income if rates are rising and will detract from net interest income in a falling rate environment. Conversely, a negative gap – more liabilities repricing than assets – will benefit net interest income in a declining interest rate environment and will detract from net interest income in a rising interest rate environment.

Gap analysis is the simplest representation of the Bank's interest rate sensitivity. However, it cannot reveal the impact of factors such as administered rates, pricing strategies on consumer and business deposits, changes in balance sheet mix, or the effect of various options embedded in balance sheet instruments.

The accompanying table shows the Bank's interest rate sensitive position at December 31, 2006, as measured by gap analysis. Over the next 12 months approximately $76.5 million more interest-bearing liabilities than interest-earning assets can be repriced to current market rates at least once. This analysis indicated that the Bank has a negative gap within the next 12-month range.

Maturity and Repricing Report

	December 31, 2006 (In Thousands of Dollars)						
	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years	Non-Rate Sensitive	Total
Earning Assets:							
Loans (Net of Unearned Income)	$124,061	$ 62,006	$186,067	$161,108	$102,063	$ 0	$449,238
Investment Securities	466	11,538	12,004	40,885	66,874	0	119,763
Federal Home Loan Bank Stock	5,180	0	5,180	0	0	0	5,180
Interest-Bearing Deposits in Other Banks	13,816	0	13,816	0	0	0	13,816
Total Earning Assets	$143,523	$ 73,544	$217,067	$201,993	$168,937	$ 0	$587,997
Percent of Total Earning Assets	24.4%	12.5%	36.9%	34.4%	28.7%	0.0%	100.0%
Interest-Bearing Liabilities:							
Interest-Bearing Deposits and Liabilities							
Demand Deposits	$ 15,343	$ 0	$ 15,343	$ 61,370	$ 0	$ 0	$ 76,713
Savings Deposits	9,493	0	9,493	37,970	0	0	47,463
Time Deposits	49,959	127,966	177,925	85,916	0	0	263,841
Borrowings	89,265	24	89,289	21	0	0	89,310
Non-Interest-Bearing Liabilities:							
Demand Deposits	1,551	0	1,551	0	0	60,494	62,045
Total Funding Sources	$165,611	$127,990	$293,601	$185,277	$ 0	$ 60,494	$539,372
Percent of Total Funding Sources	30.7%	23.7%	54.4%	34.4%	0.0%	11.2%	100.0%
Interest-Sensitivity Gap (Balance Sheet)	$(22,088)	$(54,446)	$(76,534)	$ 16,716	$168,937	$(60,494)	$ 48,625
Derivative Instruments	$ 10,000	$ 0	$ 10,000	$ 0	$ 0	$(10,000)	$ 0
Interest-Sensitivity Gap	$(12,088)	$(54,446)	$(66,534)	$ 16,716	$168,937	$(70,494)	$ 48,625
Cumulative Interest-Sensitivity Gap	$(12,088)	$(66,534)	N/A	$(49,818)	$119,119	$ 48,625	$ 97,250

	0-3 Months	4-12 Months	Total 1 Year or Less	1-5 Years	Over 5 Years Non-Rate Sensitive	Total
Ratio of Earning Assets to Funding Sources and Derivative Instruments	0.92%	0.57%	0.77%	1.09%	2.40%	1.00%
Cumulative Ratio	0.92%	0.77%	N/A	0.89%	1.09%	1.09%

Assessing Short-Term Interest Rate Risk—Net Interest Margin Simulation

On a monthly basis, the Bank simulates how changes in short- and long-term interest rates will impact future profitability as reflected by changes in the Bank's net interest margin. The tables below depict how, as of December 31, 2006, pre-tax net interest margins and pre-tax net income are forecast to change over time frames of six months, one year, two years, and five years under the four listed interest rate scenarios. The interest rate scenarios are immediate and parallel shifts in short- and long-term interest rates.

Average Change in Net Interest Margin from Level Interest Rate Forecast (basis points, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	-6	-8	-9	-5
+2%	-12	-17	-20	-12
-1%	-4	-3	-4	-9
-2%	-12	-12	-15	-24

Cumulative Earnings Change from Level Interest Rate Forecast (dollars, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	$(191,240)	$ (509,974)	$(1,147,442)	$(1,593,670)
+2%	(382,480)	(1,083,695)	(2,549,872)	(3,824,808)
-1%	(127,493)	(191,240)	(509,974)	(2,868,606)
-2%	(382,480)	(764,961)	(1,912,404)	(7,649,616)

Assessing Long-Term Interest Rate Risk—Market Value of Equity and Estimating Modified Durations for Assets and Liabilities

On a monthly basis, the Bank calculates how changes in interest rates would impact the market value of its assets and liabilities, as well as changes in long-term profitability. The process is similar to assessing short-term risk but is measured over a five-year time period which allows for a more comprehensive assessment of longer-term repricing and cash flow imbalances that may not be captured by short-term net interest margin simulation. The results of these calculations are representative of long-term interest rate risk, both in terms of changes in the present value of the Bank's assets and liabilities, as well as long-term changes in core profitability.

As part of the ongoing monitoring of interest-sensitive assets and liabilities, the Bank enters into various interest rate contracts ("interest rate protection contracts") to help manage the Bank's interest sensitivity. These contracts generally have a fixed notional principal amount and include interest rate swaps where the Bank typically receives or pays a fixed rate and a counterparty pays or receives a floating-rate based on a specified index, and interest rate caps and floors purchased where the Bank receives interest if the specified index falls below the floor rate or rises above the cap rate. All interest rate swaps represent end-user activities and are designed as hedges. The interest rate risk factor in these contracts is considered in the overall interest management strategy and the Company's interest risk management program. The income or expense associated with interest rate swaps, caps, and floors classified as hedges ultimately are reflected as adjustments to interest income or expense. Changes in the estimated market value of interest rate protection contracts are reflected in either the Bank's income statement or balance sheet. A discussion of interest rate risks, credit risks and concentrations in derivative instruments is included in Note 19, "Derivative Financial Instruments," in the "Notes to Consolidated Financial Statements" included in this Annual Report.

Market Value of Equity and Estimated Modified Duration of Assets, Liabilities, and Equity Capital

	+1%	+2%	-1%	-2%
Asset Modified Duration	2.38%	2.40%	2.25%	2.22%
Liability Modified Duration	2.08%	2.04%	2.57%	2.67%
Modified Duration Mismatch	0.30%	0.36%	0.32%	-0.45%
Estimated Change in Market Value of Equity (Pre-Tax)	$(1,938,225)	$(4,640,600)	$(1,995,419)	$(5,724,174)
Change in Market Value of Equity / Equity Capital (Pre-Tax)	-2.16%	-5.18%	-2.23%	-6.39%

As of December 31, 2006, all risk measurements were within Bank policy limitations on interest margin and changes in market value divided by equity capital.

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. Long-term debt is reflected on the consolidated statements of financial condition, whereas, operating lease obligations for office space and equipment are not recorded on the consolidated statements of financial condition. The Company and its subsidiaries have not entered into any unconditional purchase obligations or other long-term obligations other than as included in the following table. These types of obligations are more fully discussed in Note 10, "Long-Term Debt," and Note 17, "Operating Leases," of the "Notes to Consolidated Financial Statements" included in this Annual Report.

Many of the Bank's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded in the Consolidated Statements of Financial Condition. These commitments are more fully discussed in Note 18, "Guarantees, Commitments, and Contingencies," of the "Notes to Consolidated Financial Statements" included in this Annual Report.

The following summarizes the Company's contractual obligations as of December 31, 2006.

	Payment Due by Period (In Thousands of Dollars)				
	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
Time Deposits	$263,841	$177,925	$44,821	$40,348	$ 747
Long-Term Debt*	87,553	30,000	44,553	13,000	0
Commitments to Extend Credit	54,777	50,892	0	0	3,885
Operating Leases	1,152	382	588	182	0
Standby Letters of Credit	1,869	1,869	0	0	0
Total	$409,192	$261,068	$89,962	$53,530	$4,632

* Long-term debt consists of FHLB advances totaling $87.6 million. $52,632 are fixed-rate advances, $62.0 million are floating-rate, and $25.5 million are convertible. Interest is included and calculated at the current rate for the entire period.

Off-Balance Sheet Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are considered material, other than "Operating Leases," included in Note 17, "Guarantees, Commitments, and Contingencies," included in Note 18, and "Derivative Financial Instruments," included in Note 19 of the "Notes to Consolidated Financial Statements" included in this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Bancshares' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Bancshares' internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Bancshares;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Bancshares are being made only in accordance with authorizations of management and directors of Bancshares; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Bancshares' assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Bancshares' internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management has concluded that Bancshares maintained effective internal control over financial reporting as of December 31, 2006.

Management's assessment of the effectiveness of Bancshares' internal control over financial reporting as of December 31, 2006, has been audited by Mauldin & Jenkins, LLC, an independent registered public accounting firm, as stated in their report which appears herein beginning on page 28.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United Security Bancshares, Inc.
Thomasville, Alabama

We have audited the accompanying consolidated balance sheets of **United Security Bancshares, Inc. and Subsidiaries** as of December 31, 2006 and 2005 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of United Security Bancshares, Inc. and Subsidiaries for the year ended December 31, 2004 were audited by other auditors, whose report dated March 15, 2005 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Security Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the two years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Security Bancshares, Inc. and Subsidiaries' internal control of financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of United Security Bancshares, Inc. and Subsidiaries internal control over financial reporting and an unqualified opinion on the effectiveness of United Security Bancshares, Inc. and Subsidiaries internal control over financial reporting.

Mauldin & Jenkins, LLC

Birmingham, Alabama
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United Security Bancshares, Inc.
Thomasville, Alabama

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that United Security Bancshares, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Security Bancshares, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that United Security Bancshares, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, United Security Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Security Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years then ended and our report dated March 12, 2007 expressed an unqualified opinion.

Mauldin & Jenkins, LLC

Birmingham, Alabama
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
United Security Bancshares, Inc.:

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of United Security Bancshares, Inc. and Subsidiaries for the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, United Security Bancshares, Inc. and Subsidiaries consolidated results of operations and cash flows for the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Birmingham, Alabama
March 15, 2005

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CASH AND DUE FROM BANKS	$ 14,668,283	$ 15,602,679
INTEREST-BEARING DEPOSITS IN OTHER BANKS	13,791,366	5,949,789
Total cash and cash equivalents	28,459,649	21,552,468
FEDERAL FUNDS SOLD	25,000	0
INVESTMENT SECURITIES AVAILABLE-FOR-SALE, at fair market value	119,763,324	110,764,972
FEDERAL HOME LOAN BANK STOCK, at cost	5,179,900	5,202,800
LOANS, net of allowance for loan losses of $7,664,432, and $7,694,011, respectively	441,574,169	431,526,999
PREMISES AND EQUIPMENT, net of accumulated depreciation of $15,593,276 and $15,366,413, respectively	18,864,475	19,425,270
CASH SURRENDER VALUE OF BANK-OWNED LIFE INSURANCE	10,530,690	10,143,303
ACCRUED INTEREST RECEIVABLE	6,095,539	5,210,216
GOODWILL	4,097,773	4,097,773
INVESTMENT IN LIMITED PARTNERSHIPS	2,010,942	2,234,154
OTHER ASSETS	9,694,871	11,324,731
TOTAL ASSETS	$646,296,332	$621,482,686
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS:		
Demand, non-interest-bearing	$ 62,044,974	$ 63,404,027
Demand, interest-bearing	76,712,623	81,475,068
Savings	47,463,110	57,830,586
Time, $100,000 and over	109,140,169	82,648,323
Other time	154,701,580	140,872,659
Total deposits	450,062,456	426,230,663
ACCRUED INTEREST EXPENSE	3,169,744	2,434,303
OTHER LIABILITIES	12,158,963	14,272,404
SHORT-TERM BORROWINGS	1,756,988	1,248,367
LONG-TERM DEBT	87,552,632	89,587,719
Total liabilities	554,700,783	533,773,456
SHAREHOLDERS' EQUITY:		
Common stock, par value $.01 per share; 10,000,000 shares authorized; 7,317,560 shares issued	73,175	73,175
Surplus	9,233,279	9,233,279
Accumulated other comprehensive loss, net of tax	(274,910)	(384,727)
Retained earnings	96,712,701	89,664,886
Treasury stock, 1,010,708 and 889,711 shares at cost for 2006 and 2005, respectively	(14,148,696)	(10,877,383)
TOTAL SHAREHOLDERS' EQUITY	91,595,549	87,709,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$646,296,332	$621,482,686

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
INTEREST INCOME:			
Interest and fees on loans	$52,630,344	$46,914,359	$43,437,915
Interest on investment securities available-for-sale:			
Taxable	5,100,628	4,379,747	4,771,742
Tax-exempt	760,312	871,292	930,352
Other interest and dividends	728,054	514,010	293,757
Total interest income	59,219,338	52,679,408	49,433,766
INTEREST EXPENSE:			
Interest on deposits	11,691,855	8,162,144	6,551,774
Interest on short-term borrowings	144,942	44,819	32,259
Interest on long-term debt	4,155,053	3,603,305	3,784,829
Total interest expense	15,991,850	11,810,268	10,368,862
NET INTEREST INCOME	43,227,488	40,869,140	39,064,904
PROVISION FOR LOAN LOSSES	3,725,974	3,853,052	3,723,708
Net interest income after provision for loan losses	39,501,514	37,016,088	35,341,196
NON-INTEREST INCOME:			
Service and other charges on deposit accounts	3,146,615	2,941,213	3,258,596
Credit life insurance income	825,689	769,648	937,425
Investment securities (losses), net	(268)	(37,232)	(37,716)
Other income	1,648,576	1,604,363	1,596,326
Total non-interest income	5,620,612	5,277,992	5,754,631
NON-INTEREST EXPENSE:			
Salaries and employee benefits	14,425,832	14,146,283	12,963,947
Furniture and equipment expense	1,363,709	1,338,226	1,370,627
Occupancy expense	1,695,795	1,551,365	1,498,266
Other expense	6,296,968	6,023,121	6,212,453
Total non-interest expense	23,782,304	23,058,995	22,045,293
INCOME BEFORE INCOME TAXES	21,339,822	19,235,085	19,050,534
PROVISION FOR INCOME TAXES	7,095,281	5,579,032	5,919,984
NET INCOME	$14,244,541	$13,656,053	$13,130,550
AVERAGE NUMBER OF SHARES OUTSTANDING	6,367,232	6,428,287	6,430,789
BASIC AND DILUTED NET INCOME PER SHARE	$ 2.24	$ 2.12	$ 2.04
DIVIDENDS PER SHARE	$ 1.07	$ .95	$ .72

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	Common Stock	Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
BALANCE, December 31, 2003	$73,175	$9,233,279	$ 977,322	$73,794,123	$(10,748,694)	$73,329,205
Net income	0	0	0	13,130,550	0	13,130,550
Other comprehensive loss	0	0	(30,607)	0	0	(30,607)
Dividends paid	0	0	0	(4,631,237)	0	(4,631,237)
Purchase of treasury stock	0	0	0	0	(50,310)	(50,310)
Minority interest	0	0	0	165,276	0	165,276
BALANCE, December 31, 2004	73,175	9,233,279	946,715	82,458,712	(10,799,004)	81,912,877
Net income	0	0	0	13,656,053	0	13,656,053
Other comprehensive loss	0	0	(1,331,442)	0	0	(1,331,442)
Dividends paid	0	0	0	(6,110,660)	0	(6,110,660)
Purchase of treasury stock	0	0	0	0	(78,379)	(78,379)
Minority interest	0	0	0	(339,219)	0	(339,219)
BALANCE, December 31, 2005	73,175	9,233,279	(384,727)	89,664,886	(10,877,383)	87,709,230
Net income	0	0	0	14,244,541	0	14,244,541
Other comprehensive income	0	0	109,817	0	0	109,817
Dividends paid	0	0	0	(6,821,709)	0	(6,821,709)
Purchase of treasury stock	0	0	0	0	(3,271,313)	(3,271,313)
Minority interest	0	0	0	(375,017)	0	(375,017)
BALANCE, December 31, 2006	$73,175	$9,233,279	$ (274,910)	$96,712,701	$(14,148,696)	$91,595,549

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
Net Income	$14,244,541	$13,656,053	$13,130,550
Other comprehensive income (loss):			
Change in unrealized holding gains (losses) for derivatives arising during period, net of tax (benefit) of ($7,594), $111,625, and $227,020, respectively	(12,657)	186,626	355,980
Reclassification adjustment for net gains realized on derivatives in net income, net of taxes of $80,632 and $60,474, respectively	(134,387)	(100,790)	0
Change in unrealized holding gains (losses) on available-for-sale securities arising during period, net of tax (benefits) of $154,016, ($864,329), and ($246,095), respectively	256,694	(1,440,548)	(410,159)
Reclassification adjustment for net losses realized on available-for-sale securities realized in net income, net of benefits of $101, $13,962, and $14,144, respectively	167	23,270	23,572
Other comprehensive income (loss)	109,817	(1,331,442)	(30,607)
Comprehensive income	$14,354,358	$12,324,611	$13,099,943

The accompanying notes are an integral part of these consolidated statements.

UNITED SECURITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 14,244,541	$ 13,656,053	$ 13,130,550
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	957,428	931,272	908,726
Provision for loan losses	3,725,974	3,853,052	3,723,708
Deferred income tax benefit	(69,229)	(997,561)	(27,680)
Loss on sale of securities, net	268	37,232	37,716
(Gain) loss on sale of fixed assets, net	(184)	(109,762)	132,434
Amortization of premium and discounts, net	30,211	295,234	450,931
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(885,323)	(561,148)	285,196
Decrease (increase) in other assets	(694,846)	(2,678,936)	(2,007,191)
Increasé in interest payable	735,441	536,157	67,120
(Decrease) increase in other liabilities	(420,707)	3,679,440	2,728,856
Net cash provided by operating activities	17,623,574	18,641,033	19,430,366
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of investment securities available-for-sale	(38,972,883)	(23,637,780)	(34,410,740)
Purchase of FHLB stock	(745,100)	0	0
Proceeds from sales of investment securities available-for-sale	17,433	5,430,624	14,855,241
Proceeds from maturities and prepayments of securities available-for-sale	30,337,595	27,360,525	29,831,236
Purchase of cash surrender value life insurance	0	(950,000)	(1,500,000)
Proceeds from redemption of FHLB stock	768,000	0	0
Net change in loan portfolio	(13,649,784)	(38,344,491)	(26,753,658)
Net (increase) in federal funds sold	(25,000)	0	0
Purchase of premises and equipment, net	(645,369)	(671,308)	(663,936)
Net cash and income acquired in consolidation of limited partnerships	(13,590)	(73,476)	184,524
Net cash used in investing activities	(22,928,698)	(30,885,906)	(18,457,333)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in customer deposits	23,831,793	25,779,772	12,777,302
Net increase (decrease) in short-term borrowings	508,621	306,869	(1,645,925)
Proceeds from FHLB advances and other borrowings	45,000,000	50,000,000	25,000,000
Repayment of FHLB advances and other borrowings	(47,035,087)	(50,048,977)	(31,118,421)
Dividends paid	(6,821,709)	(6,110,660)	(4,631,237)
Purchase of treasury stock	(3,271,313)	(78,379)	(50,310)
Net cash provided by financing activities	12,212,305	19,848,625	331,409
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,907,181	7,603,752	1,304,442
CASH AND CASH EQUIVALENTS, beginning of year	21,552,468	13,948,716	12,644,275
CASH AND CASH EQUIVALENTS, end of year	$ 28,459,649	$ 21,552,468	$ 13,948,717

The accompanying notes are an integral part of these consolidated statements.

1. DESCRIPTION OF BUSINESS

United Security Bancshares, Inc. (the "Company" or "USB") and its subsidiary, First United Security Bank (the "Bank" or "FUSB"), provide commercial banking services to customers located primarily in Clarke, Choctaw, Bibb, Shelby, Tuscaloosa, and surrounding counties in Alabama and Mississippi. The Company also owns all of the stock of First Security Courier Corporation ("FSCC"), an Alabama corporation. FSCC is a courier service organized to transport items for processing to the Federal Reserve for financial institutions located in Southwest Alabama.

The Bank owns all of the stock of Acceptance Loan Company, Inc. ("Acceptance" or "ALC"), an Alabama corporation. Acceptance is a finance company organized for the purpose of making consumer loans and purchasing consumer loans from vendors. Acceptance has offices located within the communities served by the Bank as well as offices outside the Bank's market area in Alabama and Southeast Mississippi. The Bank also owns all of the stock of FUSB Reinsurance, Inc. ("Reinsurance"), an Arizona corporation. Reinsurance is an insurance company that was created to underwrite credit life and accidental death insurance related to loans written by the Bank and ALC. The Bank also invests in limited partnerships that operate qualified affordable housing projects to receive tax benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, FSCC, the Bank and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company considers a voting entity to be a subsidiary and consolidates if the Company has controlling financial interest in the entity. Variable Interest Entities (VIE's) are consolidated if the majority of the expected losses or returns would be absorbed by the Company. Unconsolidated investments in VIE's in which the Company has significant influence over operating and financing decisions are accounted for using the equity method. See Note 7 for further discussions of VIE's.

Reclassifications

Certain reclassifications have been made to the 2004 and 2005 financial statements to conform to the 2006 presentation with no effect on equity and net income.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States ("GAAP") and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of condition and revenues and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, in some cases, management obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

A substantial portion of the Company's loans is secured by real estate in its primary market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a portion of the carrying amount of foreclosed real estate are susceptible to changes in economic conditions in the Company's primary market.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company is required to maintain average balances by the Federal Reserve Bank. The average amount of this reserve balance was $25,000 for the years ended December 31, 2006, and 2005.

Supplemental disclosures of cash flow information and noncash transactions related to cash flows for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Cash paid during the period for:			
Interest	$15,256,409	$11,274,111	$10,179,580
Income taxes	7,107,485	6,888,833	6,689,191
Non-Cash Transactions:			
Other Real Estate Acquired in Settlement of Loans	1,644,591	486,597	1,374,807

Revenue Recognition

The main source of revenue for the Company is interest revenue, which is recognized on an accrual basis calculated by non-discretionary formulas based on written contracts, such as loan agreements or securities contracts. Loan origination fees are amortized into interest income over the term of the loan. Other types of non-interest revenue such as service charges on deposits are accrued and recognized into income as services are provided and the amount of fees earned is reasonably determinable.

Securities

Securities may be held in three portfolios: trading account securities, held-to-maturity securities, and securities available-for-sale. Trading account securities are carried at market value, with unrealized gains and losses included in earnings. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held-to-maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available-for-sale are carried at market value, with any unrealized gains or losses excluded from earnings and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income. Investment securities available-for-sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning, or other valid business purposes. The Company held no securities in its held-to-maturity portfolio or trading account at December 31, 2006, or 2005. Equity securities are classified as available-for-sale and recorded at fair market value.

Interest earned on investment securities available-for-sale is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method. Gains and losses on the sale of investment securities available-for-sale, computed principally on the specific identification method, are shown separately in non-interest income in the Consolidated Statements of Income.

Derivatives and Hedging Activities

As part of the Company's overall interest rate risk management, the Company uses derivative instruments, which can include interest rate swaps, caps, and floors. Statements of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (Statement 133), requires all derivative instruments to be carried at fair value on the statement of condition. Statement 133 provides special accounting provisions for derivative instruments that qualify for hedge accounting. To be eligible, the Company must specifically identify a derivative as a hedging instrument and identify the risk being hedged. The derivative instrument must be shown to meet specific requirements under Statement 133.

The Company designates the derivative on the date the derivative contract is entered into as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge) or (2) a hedge of a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge). Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. The effective portion of the changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash-flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). The remaining gain or loss on the derivative, if any, in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assessed, both at the hedge's inception and on an ongoing basis (if the hedges do not qualify for short-cut accounting), whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below. The Company discontinues hedge accounting prospectively when: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is redesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, hedge accounting is discontinued prospectively and the derivative will continue to be carried on the balance sheet at its fair value with all changes in fair value being recorded in earnings but with no offsetting being recorded on the hedged item or in other comprehensive income for cash flow hedges.

Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs, and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to yield of the related loans, on an effective yield basis.

Interest on all loans is accrued and credited to income based on the principal amount outstanding.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Mortgage Loans Held-for-Sale

At December 31, 2006, and 2005, mortgage loans held-for-sale represented residential mortgage loans held-for-sale. Loans held-for-sale are carried at the lower of aggregate cost or market value and are included in the loan classification on the balance sheet. There were no loans held for sale at December 31, 2006. There were $79,800 loans held for sale at December 31, 2005.

Allowance for Loan Losses

The allowance for loan losses is determined based on various components in accordance with Statement of Financial Accounting Standards No. 114 *Accounting by Creditors for Impairment of a Loan* for individually impaired loans and Statement of Financial Accounting Standards No. 5 *Accounting for Contingencies* for pools of loans. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends, and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, historical loss experience, and other factors. Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from their estimates. However, estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings during periods they become known.

Long-Lived Assets

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Goodwill and core deposit intangibles are included in other assets. The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses how intangible assets that are acquired individually or with a group of assets should be accounted for in financial statements upon their acquisition. The statement also requires companies to no longer amortize goodwill and intangible assets with indefinite useful lives, but instead test annually for impairment. The Company had upon adoption of this statement $4.1 million in unamortized goodwill and, in accordance with this statement, performed a transition impairment test and an annual impairment analysis and concluded that no impairment charge was needed.

Other Real Estate

Other real estate consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Other real estate aggregated amounted to $1,317,990 and $1,749,917 at December 31, 2006, and 2005, respectively, and is included in other assets. Transfers from loans to other real estate amounted to $1,644,591 in 2006. Transfers from other real estate to loans amounted to $1,417,275.

Income Taxes

The Company accounts for income taxes on the accrual basis through the use of the liability method. Under the liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Earnings Per Share

Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed based on the weighted average shares outstanding during the period plus the dilutive effect of outstanding stock options. There are no outstanding options as of December 31, 2006.

The following table represents the earnings per share calculations for the years ended December 31, 2006, 2005, and 2004.

For the Years Ended:	Net Income	Weighted Average Shares	Earnings Per Share
December 31, 2006	$14,244,541	6,367,232	$2.24
December 31, 2005	$13,656,053	6,428,287	$2.12
December 31, 2004	$13,130,550	6,430,789	$2.04

New Accounting Standards

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans* (SFAS 158). SFAS 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement is effective for financial statements as of the end of fiscal years ending after December 15, 2006. The company believes that SFAS 158 does not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The company is currently evaluating the impact of SFAS 157 on the consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 will be effective for financial statements issued for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company is currently evaluating the impact of FIN 48 on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* (SFAS 156). SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006. The company is currently evaluating the impact of SFAS 156 on the consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* (SFAS 154). SFAS 154 requires retrospective application to prior-period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The company believes that the adoption of SFAS 154 does not have a material impact on the consolidated financial statements.

3. INVESTMENT SECURITIES

Details of investment securities available-for-sale at December 31, 2006, and 2005 are as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties, and political subdivisions	$ 16,451,250	$301,405	$ (20,714)	$ 16,731,941
U.S. treasury securities	119,720	0	(20)	119,700
Obligations of U. S. government sponsored agencies	5,847,931	4,068	(527)	5,851,472
Mortgage-backed securities	97,294,875	358,863	(1,461,360)	96,192,378
Equity securities	132,120	162,713	0	294,833
Preferred stock	573,000	0	0	573,000
Total	$120,418,896	$827,049	$(1,482,621)	$119,763,324

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states, counties, and political subdivisions	$ 17,006,127	$373,696	$ (48,762)	$ 17,331,061
U.S. treasury securities	119,743	0	(525)	119,218
Mortgage-backed securities	94,000,532	160,442	(1,679,126)	92,481,848
Equity securities	132,120	127,725	0	259,845
Preferred stock	573,000	0	0	573,000
Total	$111,831,522	$661,863	$(1,728,413)	$110,764,972

The scheduled maturities of investment securities available-for-sale at December 31, 2006, are presented in the following table:

	Amortized Cost	Estimated Fair Value
Maturing within one year	$ 1,912,296	$ 1,911,654
Maturing after one to five years	5,934,015	5,937,453
Maturing after five to fifteen years	58,277,339	57,795,133
Maturing after fifteen years	53,590,126	53,251,251
Equity securities and Preferred stock	705,120	867,833
Total	$120,418,896	$119,763,324

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects the Company's investments' gross unrealized losses and market value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006, and 2005. The Company does not believe any individual unrealized loss represents an other-than-temporary impairment. The Company has the intent and ability to hold these securities until such time as the value recovers or the securities mature.

	December 31, 2006			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties, and political subdivisions	$ 765,362	$ (1,067)	$ 2,183,443	$ (19,647)
U.S. treasury securities	119,700	(20)	0	0
Obligations of U. S. government sponsored agencies	980,628	(527)	0	0
Mortgage-backed securities	15,924,936	(88,153)	55,313,472	(1,373,207)
Total	$17,790,626	$(89,767)	$57,496,915	$(1,392,854)

	December 31, 2005			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states, counties, and political subdivisions	$ 4,079,646	$ (44,831)	$ 121,069	$ (3,931)
U.S. treasury securities	119,218	(525)	0	0
Mortgage-backed securities	54,633,874	(783,866)	29,584,298	(895,260)
Total	$58,832,738	$(829,222)	$29,705,367	$(899,191)

Management evaluates securities for other-than-temporary impairment no less frequently than quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2006, 56 debt securities have been in a loss position for more than twelve months and 17 debt securities have been in a loss position for less than twelve months. The losses for all securities are considered to be a direct result of rising interest rates and the effect that rising rates have on the value of debt securities and not related to the credit worthiness of the issuers. Further, the Company has the current intent and ability to hold the securities to an expected recovery in market value. Therefore, the Company has not recognized any other-than-temporary impairments.

Investment securities available-for-sale with a carrying value of $85.8 million and $74.9 million at December 31, 2006, and 2005, respectively, were pledged to secure public deposits and for other purposes.

Net losses realized on sales of securities available-for-sale were $268, $37,232, and $37,716 in 2006, 2005, and 2004, respectively. The following chart represents the gross gains and losses for the years 2004 through 2006.

	Gross Gains	Gross Losses	Net Gains (Losses)
2006	$ 0	$ 268	$ (268)
2005	106,449	143,681	(37,232)
2004	81,893	119,609	(37,716)

4. LOANS AND ALLOWANCE FOR LOAN LOSS

At December 31, 2006, and 2005, the composition of the loan portfolio was as follows:

	2006	2005
Commercial, financial, and agricultural	$ 34,933,133	$ 38,981,196
Real estate mortgage	311,988,879	299,139,580
Consumer installment	109,643,169	108,021,819
Less:		
Unearned interest, commissions, and fees	7,326,580	6,921,585
Total loans net of unearned interest, commissions, and fees	449,238,601	439,221,010
Allowance for loan losses	7,664,432	7,694,011
Total	$441,574,169	$431,526,999

Included in real estate mortgage loans is mortgage loans held-for-sale of $79,800 at December 31, 2005.

The Company grants commercial, real estate, and installment loans to customers primarily in Clarke, Choctaw, Bibb, Shelby, Tuscaloosa, and surrounding counties in Alabama, and Southeast Mississippi. Although the Company has a diversified loan portfolio, 69% of the portfolio is concentrated in loans secured by real estate.

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company and the Bank, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with others. Such loans do not represent more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans and commitments at December 31, 2006, and 2005, were $1,096,183 and $1,649,680, respectively. During the year ended December 31, 2006, new loans to these parties totaled $914,892 and repayments were $1,467,693.

A summary of the transactions in the allowance for loan losses follows:

	2006	2005	2004
Balance at beginning of year	$ 7,694,011	$ 7,060,754	$ 6,841,662
Provision for loan losses	3,725,974	3,853,052	3,723,708
Loans charged off	(4,736,214)	(4,015,005)	(4,279,262)
Recoveries of loans previously charged-off	980,661	795,210	774,646
Balance at end of year	$ 7,664,432	$ 7,694,011	$ 7,060,754

Impaired loans totaled $7,318,047, $5,662,303, and $0 as of December 31, 2006, 2005, and 2004, respectively. There was approximately $847,676 and $816,283 in the allowance for loan losses specifically allocated to these impaired loans at December 31, 2006, and 2005, respectively. The average recorded investment in impaired loans for 2006, 2005, and 2004 was approximately $6,858,270, $2,509,750, and $1,328,514, respectively.

Loans on which the accrual of interest has been discontinued amounted to $7,318,047 and $5,662,303 at December 31, 2006, and 2005, respectively. If interest on those loans had been accrued, such income would have approximated $874,319, $701,191, and $157,539 for 2006, 2005, and 2004, respectively. Interest income actually recorded on those loans amounted to $186,344, $49,361, and $55,967 for 2006, 2005, and 2004, respectively. Accruing loans past due 90 days or more amounted to $2,033,326, $1,203,027, and $619,559 for 2006, 2005, and 2004, respectively.

5. PREMISES AND EQUIPMENT

Premises and equipment and their depreciable lives are summarized as follows:

	2006	2005
Land	$ 2,470,686	$ 2,513,641
Premises (40 years)	20,930,811	21,022,531
Furniture, fixtures, and equipment (3-7 years)	11,056,254	11,255,511
Total	34,457,751	34,791,683
Less accumulated depreciation	15,593,276	15,366,413
Total	$18,864,475	$19,425,270

Depreciation expense of $957,428, $931,272, and $867,703, was recorded in 2006, 2005, and 2004, respectively, on premises and equipment.

6. GOODWILL AND INTANGIBLE ASSETS

The Company has goodwill assets of $4,097,773 included in other assets as of December 31, 2006, and 2005. Management conducted its annual impairment testing June 30, 2006, and determined that there was no impairment.

7. INVESTMENT IN LIMITED PARTNERSHIPS

The Company has limited partnership investments in affordable housing projects, for which it provides funding as a limited partner and receives tax credits related to its investments in the projects based on its partnership share. The Company has invested in limited partnerships of affordable housing projects, both as direct investments and investments in funds that invest solely in affordable housing projects. The Company has determined that these structures meet the definition of a variable interest entity. The Company has determined that it needs to consolidate one of the funds in which it is the sole limited partner. The Company also has determined that this fund is required to consolidate one of the affordable housing projects the fund invests in. The resulting financial impact to the consolidation of the Company is a net increase to total assets of approximately $3.2 million. This includes $8.3 million in premises and equipment less a loan totaling $5.6 million. This loan payable by the partnership, payable to the Company, was eliminated as a result of this consolidation. Unconsolidated investments in these partnerships are accounted for under the cost method as allowed under EITF 94-1. The Company amortizes the excess of carrying value of the investment over its estimated residual value during the period in which tax credits are allocated to the investors. The Company's maximum exposure to future loss related to these limited partnerships is limited to the $2.0 million recorded investment.

The assets and liabilities of these partnerships consist primarily of apartment complexes and related mortgages. The Bank's carrying value approximates cost or its underlying equity in the net assets of the partnerships. Market quotations are not available for any of the aforementioned partnerships. See Note 2 for additional discussion on the Bank's investment in limited partnerships.

The Bank had no remaining cash commitments to these partnerships at December 31, 2006.

8. DEPOSITS

At December 31, 2006, the scheduled maturities of the Bank's time deposits are as follows:

2007	$177,766,213
2008	33,794,016
2009	11,184,204
2010	26,296,727
2011 and thereafter	14,800,589
Total	$263,841,749

At December 31, 2006, and 2005, the Company had brokered certificates of deposit totaling $24,795,081 and $10,000,000, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings consist of federal funds purchased, treasury tax and loan deposits and securities sold under repurchase agreements. Federal funds purchased generally mature within one to four days. None were outstanding at year-end 2006 or 2005. Treasury tax and loan deposits totaled $1,463,338 and $1,248,367 at year-end 2006 and 2005, respectively. These deposits are withdrawable on demand.

Securities sold under repurchase agreements, which are secured borrowings, generally are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2006, were $293,650. There were none outstanding at December 31, 2005.

At December 31, 2006, the Bank has $35.0 million in available federal fund lines from correspondent banks.

10. LONG-TERM DEBT

The Company uses Federal Home Loan Bank ("FHLB") advances as an alternative to funding sources with similar maturities such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates when compared to other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. At December 31, 2006, and 2005, investment securities and mortgage loans amounting to $89,099,490 and $93,016,437, respectively, were pledged to secure these borrowings.

The following summarizes information concerning FHLB advances and other borrowings:

	2006	2005	2004
Balance at year-end	$87,552,632	$89,587,719	$89,636,697
Average balance during the year	84,010,382	89,602,271	99,027,736
Maximum month-end balance during the year	89,578,947	89,620,980	99,732,457
Average rate paid during the year	4.93%	4.01%	3.80%
Weighted average remaining maturity	1.47 years	2.01 years	2.71 years

Interest rates on FHLB advances ranged from 5.07% to 6.40% and from 4.37% to 6.40% at December 31, 2006, and 2005, respectively.

Scheduled maturities of FHLB advances during 2007 are approximately $30.0 million. In 2008, there are $44.6 million in scheduled maturities. In 2009, there are no scheduled maturities. In 2010, there are $13.0 million in scheduled maturities. In 2011 and thereafter there are no scheduled maturities.

At December 31, 2006, the Bank has $105.3 million in available credit from the FHLB.

11. INCOME TAXES

The consolidated provisions (benefits) for income taxes for the years ended December 31 were as follows:

	2006	2005	2004
Federal			
Current	$6,297,459	$5,649,326	$5,267,586
Deferred	(57,737)	(806,929)	(24,515)
	6,239,722	4,842,397	5,243,071
State			
Current	867,051	927,267	680,078
Deferred	(11,492)	(190,632)	(3,165)
	855,559	736,635	676,913
Total	$7,095,281	$5,579,032	$5,919,984

The consolidated tax provision differed from the amount computed by applying the federal statutory income tax rate of 35% to pretax earnings for the following reasons:

	2006	2005	2004
Income tax expense at federal statutory rate	$7,468,938	$6,631,007	$6,667,355
Increase (decrease) resulting from:			
Tax-exempt interest	(372,023)	(491,023)	(390,860)
State income tax expense, net of federal income tax benefit	571,609	491,828	453,636
Low income housing tax credits	(328,507)	(582,442)	(583,163)
Other	(244,736)	(470,338)	(226,984)
Total	$7,095,281	$5,579,032	$5,919,984
Effective tax rate	33%	29%	31%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006, and 2005, are presented below:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$2,912,484	$2,923,723
Accrued vacation	51,946	48,754
Deferred compensation	855,612	610,945
Deferred commission and fees	394,573	413,328
Unrealized loss on securities available-for-sale	245,832	399,759
Other	178,862	284,516
Total gross deferred tax assets	4,639,309	4,681,025
Deferred tax liabilities:		
Premises and equipment	467,500	491,986
Limited partnerships	57,155	129,705
Unrealized gain on cash flow hedge	80,894	169,120
Goodwill amortization	560,708	448,566
Gain / loss on sale of investments	19,411	18,987
Other	154,496	127,044
Total gross deferred tax liabilities	1,340,164	1,385,408
Net deferred tax asset	$3,299,145	$3,295,617

12. EMPLOYEE BENEFIT PLANS

The Company sponsors an employee stock ownership plan, the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions). This plan covers substantially all employees and allows employees to contribute up to 15% of their compensation on a before-tax basis. The Company makes safe harbor contributions on behalf of all participants equal to the sum of 100% of an employee's elective deferrals that do not exceed 3% of compensation, plus 50% of the employee's elective deferrals that exceed 3% but that do not exceed 5% of compensation. The Company also made a discretionary contribution in the amount of 2% of an employee's compensation in 2006. Employees have the option to allocate some or all of their contributions towards the purchase of Company stock. The Company made matching contributions totaling $448,041 and $430,147 in 2006 and 2005, respectively. The plan held 299,999 and 305,973 shares at December 31, 2006, and 2005, respectively. These shares are included in the earnings per share calculations because they are all allocated to the participants.

13. LONG-TERM INCENTIVE COMPENSATION PLAN

The Bank has entered into supplemental compensation benefits agreements with the directors and certain executive officers. The measurement of the liability under these agreements includes estimates involving life expectancy, length of time before retirement and the expected returns on the Bank-owned life insurance policies used to fund those agreements. Should these estimates prove materially wrong, the cost of these agreements could change accordingly. The related deferred compensation obligation to these directors and executive officers totaled $1,878,854 and $1,475,351 as of December 31, 2006, and 2005, respectively. These amounts are included in other liabilities.

Under the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan, participants may elect to defer all or a portion of their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or to receive the adjusted value of the deferred amounts as if the deferred amounts were invested in shares of USB stock. In the event a participant elects to defer amounts as if the deferred amounts were invested in USB stock, the participant does not have any rights as a shareholder of the common stock deferred under the plan until the termination date on which the participant's account is distributed in accordance with terms of the plan. Neither the Company nor the Bank makes any contribution to participants' accounts under the plan.

While not required by the plan, the Company established a grantor trust (Rabbi Trust) as an instrument to fund the stock portion of the plan. At December 31, 2006, and 2005, the grantor trust held 6,875 and 4,425 shares of the Company's common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation included in other liabilities was $193,950 and $132,400 as of December 31, 2006, and 2005, respectively.

14. SHAREHOLDERS' EQUITY

Dividends paid by the Company are primarily from dividends received from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. As of December 31, 2006, approximately $14.2 million of the Bank's retained earnings were available for dividend distribution without prior regulatory approval.

The Company is subject to various regulatory capital requirements that prescribe quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items. The Company's regulators also have imposed qualitative guidelines for capital amounts and classifications such as risk weightings, capital components, and other details. The quantitative measures to ensure capital adequacy require that the Company maintain amounts and ratios, as set forth in the schedule below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) and of Tier I capital to average total assets (as defined in the regulations). Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2006, and 2005, that the Company meets all capital adequacy requirements imposed by its regulators.

As of December 31, 2006, and 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the institution's category.

Actual capital amounts as well as required and well capitalized total risk-based, Tier I risk-based, and Tier I leverage ratios as of December 31, 2006, and 2005, for the Company and the Bank are as follows:

	2006					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$94,112	20.67%	$36,432	8.00%	N/A	N/A
First United Security Bank	93,650	20.57%	36,416	8.00%	$45,521	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	88,322	19.39%	18,216	4.00%	N/A	N/A
First United Security Bank	87,936	19.32%	18,208	4.00%	27,312	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	88,322	13.60%	19,458	3.00%	N/A	N/A
First United Security Bank	87,936	13.55%	19,469	3.00%	32,449	5.00%

	2005					
	Actual		Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
Total Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	$89,864	20.02%	$35,912	8.00%	N/A	N/A
First United Security Bank	88,174	19.65%	35,900	8.00%	$44,875	10.00%
Tier I Capital (to Risk Weighted Assets):						
United Security Bancshares, Inc.	84,170	18.75%	17,956	4.00%	N/A	N/A
First United Security Bank	82,539	18.39%	17,950	4.00%	26,925	6.00%
Tier I Leverage (to Average Assets):						
United Security Bancshares, Inc.	84,170	13.42%	18,810	3.00%	N/A	N/A
First United Security Bank	82,539	13.17%	18,795	3.00%	31,324	5.00%

15. SEGMENT REPORTING

Under SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, certain information is disclosed for the three reportable operating segments of the Company. The reportable segments were determined using the internal management reporting system. They are composed of the Company's and Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2, Summary of Significant Accounting Policies. The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results for the three reportable segments of the Company are included in the following table:

	2006				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(In Thousands)				
Total interest income	$ 42,282	$ 25,463	$ 88	$ (8,614)	$ 59,219
Total interest expense	16,028	8,568	10	(8,614)	15,992
Net interest income	26,254	16,895	78	0	43,227
Provision for loan losses	903	2,823	0	0	3,726
Net interest income after provision	25,351	14,072	78	0	39,501
Total non-interest income	4,509	538	15,718	(15,144)	5,621
Total non-interest expense	15,609	7,574	1,108	(509)	23,782
Income before income taxes	14,251	7,036	14,688	(14,635)	21,340
Provision for income taxes	4,539	2,537	19	0	7,095
Net income (loss)	$ 9,712	$ 4,499	$ 14,669	$ (14,635)	$ 14,245
Other significant items:					
Total assets	$633,984	$139,460	$105,131	$(232,279)	$646,296
Total investment securities	119,136	0	627	0	119,763
Total loans, net	436,277	134,040	0	(128,743)	441,574
Goodwill	3,111	0	987	0	4,098
Investment in subsidiaries	1,860	63	90,895	(92,740)	78
Fixed Asset Addition	544	101	0	0	645
Depreciation and Amortization Expense	754	169	34	0	957
Total interest income from external customers	33,715	25,463	41	0	59,219
Total interest income from affiliates	8,514	0	47	(8,561)	0

	2005				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(In Thousands)				
Total interest income	$ 37,590	$ 23,188	$ 89	$ (8,188)	$ 52,679
Total interest expense	11,853	8,137	8	(8,188)	11,810
Net interest income	25,737	15,051	81	0	40,869
Provision for loan losses	675	3,178	0	0	3,853
Net interest income after provision	25,062	11,873	81	0	37,016
Total non-interest income	4,256	558	14,922	(14,458)	5,278
Total non-interest expense	15,463	7,171	994	(569)	23,059
Income before income taxes	13,855	5,260	14,009	(13,889)	19,235
Provision for income taxes	3,621	1,940	18	0	5,579
Net income (loss)	$ 10,234	$ 3,320	$ 13,991	$ (13,889)	$ 13,656
Other significant items:					
Total assets	$610,518	$135,469	$100,659	$(225,163)	$621,483
Total investment securities	110,109	0	656	0	110,765
Total loans, net	431,384	129,404	0	(129,261)	431,527
Goodwill	3,111	0	987	0	4,098
Investment in subsidiaries	2,187	63	85,334	(87,506)	78
Fixed Asset Addition	572	99	0	0	671
Depreciation and Amortization Expense	738	158	35	0	931
Total interest income from external customers	29,452	23,189	38	0	52,679
Total interest income from affiliates	8,084	0	51	(8,135)	0

	2004				
	FUSB	ALC	All Other	Eliminations	Consolidated
	(In Thousands)				
Total interest income	$ 34,859	$ 22,317	$ 97	$ (7,839)	$ 49,434
Total interest expense	10,399	7,745	64	(7,839)	10,369
Net interest income	24,460	14,572	33	0	39,065
Provision for loan losses	1,188	2,536	0	0	3,724
Net interest income after provision	23,272	12,036	33	0	35,341
Total non-interest income	4,579	519	14,456	(13,799)	5,755
Total non-interest expense	14,382	7,050	1,120	(507)	22,045
Income before income taxes	13,469	5,505	13,369	(13,292)	19,051
Provision for income taxes	3,842	2,061	17	0	5,920
Net income (loss)	$ 9,627	$ 3,444	$13,352	$ (13,292)	$ 13,131
Other significant items:					
Total assets	$577,170	$121,890	$94,526	$(207,433)	$586,153
Total investment securities	127,018	0	703	0	127,721
Total loans, net	398,337	118,198	0	(119,613)	396,922
Goodwill	3,111	0	987	0	4,098
Investment in subsidiaries	2,650	63	78,736	(81,371)	78
Fixed Asset Addition	415	249	0	0	664
Depreciation and Amortization Expense	727	172	10	0	909
Total interest income from external customers	27,069	22,317	48	0	49,434
Total interest income from affiliates	7,790	0	49	(7,839)	0

16. OTHER OPERATING EXPENSES

Other operating expenses for the years 2006, 2005, and 2004 consist of the following:

	2006	2005	2004
Legal, accounting and other professional fees	$ 860,534	$ 802,430	$1,077,715
Postage, stationary, and supplies	841,935	801,329	797,747
Other	4,594,499	4,419,362	4,336,991
Total	$6,296,968	$6,023,121	$6,212,453

17. OPERATING LEASES

The Company leases equipment and office space under noncancellable operating leases and also month-to-month rental agreements.

The following is a schedule, by years, of future minimum rental payments required under operating leases having initial or remaining noncancellable terms in excess of one year as of December 31, 2006:

Year ending December 31,	
2007	$381,814
2008	363,578
2009	224,294
2010	142,531
2011	39,491

Total rental expense under all operating leases was $543,495, $521,098, and $522,540 in 2006, 2005, and 2004, respectively.

18. GUARANTEES, COMMITMENTS, AND CONTINGENCIES

The Company is a defendant in certain claims and legal actions arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate swap transactions, and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these derivative instruments through credit approvals, limits, and monitoring procedures. Certain derivative contracts have credit risk for the carrying value plus the amount to replace such contracts in the event of counter party default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2006, 2005, and 2004, there were no credit losses associated with derivative contracts.

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit, and others, which are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below:

	December 31, 2006	December 31, 2005
	(In Thousands)	
Standby Letters of Credit	$ 1,869	$ 4,124
Commitments to Extend Credit	$54,777	$62,615

Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the lives of the standby letters of credit. The potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2006, is $1,868,975 and represents the Company's total credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Commitments to purchase securities for delayed delivery require the Bank to purchase a specified security at a specified price for delivery on a specified date. Similarly, commitments to sell securities for delayed delivery require the Bank to sell a specified security at a specified price for delivery on a specified date. Market risk arises from potential movements in security values and interest rates between the commitment and delivery dates. At December 31, 2006, there were no outstanding commitments to purchase and sell securities for delayed delivery.

In January 2006, the Company sold its credit card portfolio in the amount of approximately $575,000. To facilitate this sale, the Company was required to guarantee certain accounts. The current balance of these accounts at December 31, 2006, was $16,802. The maximum exposure under this guaranty, which includes the credit limit on these accounts, amounts to $24,800.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off–balance sheet risk in the normal course of business to meet the financing needs of its customers and in connection with its interest rate risk management, investing, and trading activities. These financial instruments include commitments to extend credit and standby letters of credit.

The Bank's principal objective in holding derivative financial instruments is asset-liability management. The operations of the Bank are subject to a risk of interest rate fluctuations to the extent that there is a difference between the amount of the Bank's interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of the Bank's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Bank. To achieve that objective, the Bank uses a combination of derivative financial instruments, including interest rate swaps. Note 2 to the Consolidated Financial Statements includes a summary of how derivative instruments used for interest rate risk management are accounted for in the financial statements.

An interest rate swap is an agreement in which two parties agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a specified floating-rate index. Interest rate swaps are used by the Bank to convert floating-rate debt with a one month LIBOR rate index to a fixed rate five-year constant maturity treasury index. The income derived from these instruments is recorded on the accrual basis. The income from the swaps designated as cash flow hedges is recorded in net interest expense and resulted in a decrease in interest expense of $91,211 and $209,065 in 2006 and 2005, respectively, and an increase of $537,227 in 2004.

The following table details various information regarding interest rate swaps used for purposes other than trading as of December 31, 2006:

	Notional Amount	Carrying Value	Estimated Fair Value	Weighted Average Rate Received	Weighted Average Rate Paid	Weighted Average Years to Expiration	Weighted Average Repricing Frequency (Days)
Swaps:							
Pay floating, receive fixed	$10,000,000	6,000	6,000	3.90%	5.39%	1.71	90

Interest rate swaps acquired for other than trading purposes are used to help reduce the risk of interest rate movements for specific categories of assets and liabilities. At December 31, 2006, such swaps had a notional amount of $10.0 million.

One cash-flow hedge with a notional amount of $7.0 million was used to convert a portion of the Bank's floating-rate long-term debt to fixed-rate. Income or expense on this cash-flow hedge was recorded on an accrual basis as an adjustment to the yield of the related interest-bearing liability over the period covered by the contract. This swap expired in the first quarter of 2006.

Two cash-flow hedges with a notional amount of $18.0 million were terminated during the first quarter of 2005 that resulted in a $592,000 gain which is reported in other comprehensive income. This gain will be reclassified from other comprehensive income to income over the original remaining term of the swaps. During 2006 and 2005, $215,018 and $161,265, respectively, were reclassified into income. The remaining balance not reclassified into income was $215,716 at December 31, 2006. This remaining balance will be reclassified into income in 2007.

Two interest rate swaps with a notional amount of $10.0 million were used to convert fixed-rate brokered certificates of deposit to floating-rate. On January 1, 2006, the Company began accounting for these swaps as fair-value hedges. This required the Company to decrease the carrying value of the two certificates of deposit by $66,400 at December 31, 2006, and the fair-value adjustment increased income by $150,763. Net cash flow from these swaps increased interest expense on certificates of deposit by $143,524 for the year ended December 31, 2006. Management evaluates the effectiveness of the hedge on a quarterly basis. At December 31, 2006, and at each quarter-end in 2006, management determined the hedge to be effective, thus qualifying as a fair-value hedge. Prior to 2005 the Company accounted for these swaps under the abbreviated method of fair-value hedge accounting under SFAS No. 133, known as the short-cut method, which assumes that the hedging transactions are effective as long as critical terms do not change. The Company concluded in 2005 that the swaps did not qualify for the short-cut method. Broker placement fees present in the CD swap transactions were determined, in retrospect, to have caused the swaps not to have a fair value of zero at inception or the same settlement terms each period (which is required under SFAS No. 133 to qualify for an abbreviated method). Hedge accounting under SFAS No. 133 is not allowed retrospectively because the hedge documentation required for the long-haul method was not in place at the inception of the hedge. Thus, the fair market value of the interest rate swaps should have been recorded into earnings. However, recording the fair market value of these interest rate swaps as of December 31, 2004, would not have had a material affect on the consolidated financial statements. The fair market value of these two swaps was $14,000 at December 31, 2004. At December 31, 2005, the Company recorded the swap mark-to-market adjustment that decreased earnings in the amount of $78,199.

All of the Bank's derivative financial instruments are over-the-counter instruments and are not exchange traded. Market values are obtained from the counter parties to each instrument. The Bank only uses other commercial banks as a counter party to their derivative activity. The Bank performs stress tests and other models to assess risk exposure.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the statement of condition, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents: Fair value equals the carrying value of such assets.

Accrued interest receivable and payable: Fair value equals the carrying value of these instruments.

Loans, net: For variable-rate loans, fair values are based on carrying values. Fixed-rate commercial loans, other installment loans, and certain real estate mortgage loans were valued using discounted cash flows. The discount rate used to determine the present value of these loans was based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

Derivative instruments: Fair values of the Company's derivative instruments are based on values obtained from counter parties, or other quotations received from third parties. The Company's loan commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time. Because of this policy and the absence of any known credit exposure, the estimated value of the Company's loan commitments is nominal.

Demand and savings deposits: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts.

Time deposits: The fair value of relatively short-term time deposits is equal to their carrying values. Discounted cash flows have been used to value long-term time deposits. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Short-term borrowings: These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase, floating rate borrowings from the FHLB and the U.S. Treasury Tax and Loan account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

Long-term debt: The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2006, and 2005:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)			
Assets:				
Cash and cash equivalents	$ 28,460	$ 28,460	$ 21,553	$ 21,553
Investment securities available-for-sale	119,763	119,763	110,765	110,765
Federal funds sold	25	25	0	0
Federal Home Loan Bank stock	5,180	5,180	5,203	5,203
Accrued interest receivable	6,096	6,096	5,210	5,210
Loans, net of unearned	441,574	442,031	431,527	432,102
Derivative instruments	6	6	(58)	(58)
Liabilities:				
Deposits	450,062	448,811	426,231	426,549
Short-term borrowings	1,757	1,757	1,248	1,248
Long-term debt	87,553	87,554	89,588	89,589
Accrued interest payable	3,170	3,170	2,434	2,434

21. UNITED SECURITY BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Statements of Condition

	December 31, 2006	December 31, 2005
ASSETS:		
Cash on deposit	$ 177,830	$ 1,314,206
Investment in subsidiaries	90,146,745	85,031,587
Investment securities available-for-sale	507,127	537,194
Other assets	993,184	993,294
TOTAL ASSETS	$91,824,886	$87,876,281
LIABILITIES:		
Other liabilities	$ 229,337	$ 167,051
SHAREHOLDERS' EQUITY	91,595,549	87,709,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$91,824,886	$87,876,281

Statements of Income

	Year-ended December 31, 2006	2005	2004
INCOME			
Dividend income, First United Security Bank	$ 9,171,709	$ 6,110,660	$ 4,631,237
Interest income	18,910	22,282	31,516
Total income	9,190,619	6,132,942	4,662,753
EXPENSE	353,102	310,270	267,842
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	8,837,517	5,822,672	4,394,911
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	5,407,024	7,833,381	8,735,639
NET INCOME	$14,244,541	$13,656,053	$13,130,550

Statements of Cash Flows

	Year-ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 14,244,541	$13,656,053	$13,130,550
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(5,407,024)	(7,833,381)	(8,735,639)
Decrease (increase) in other assets	111	352	(4,756)
Increase in other liabilities	49,864	33,712	31,093
Net cash provided by operating activities	8,887,492	5,856,736	4,421,248
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contribution to subsidiary	(65,000)	(75,000)	(50,000)
Proceeds from maturities and prepayments of investment securities available-for-sale	63,190	132,158	209,568
Net cash (used in) provided by investing activities	(1,810)	57,158	159,568
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(6,821,709)	(6,110,660)	(4,631,237)
Purchase of treasury stock	(3,200,349)	0	0
Net cash used in financing activities	(10,022,058)	(6,110,660)	(4,631,237)
(DECREASE) IN CASH	(1,136,376)	(196,766)	(50,421)
CASH AT BEGINNING OF YEAR	1,314,206	1,510,972	1,561,393
CASH AT END OF YEAR	$ 177,830	$ 1,314,206	$ 1,510,972

22. QUARTERLY DATA (UNAUDITED)

	Years Ended December 31,							
	2006				2005			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in Thousands)							
Interest income	$15,493	$14,973	$14,588	$14,165	$13,913	$13,305	$12,976	$12,485
Interest expense	4,472	4,222	3,868	3,430	3,228	3,056	2,849	2,677
Net interest income	11,021	10,751	10,720	10,735	10,685	10,249	10,127	9,808
Provision for loan losses	1,173	763	975	815	1,401	947	709	796
Net interest income, after provision for loan losses	9,848	9,988	9,745	9,920	9,284	9,302	9,418	9,012
Non-interest:								
Income	1,405	1,548	1,384	1,284	1,285	1,496	1,343	1,154
Expense	5,777	6,322	5,938	5,745	5,945	5,710	6,048	5,356
Income before income taxes	5,476	5,214	5,191	5,459	4,624	5,088	4,713	4,810
Provision for income taxes	1,842	1,759	1,715	1,779	1,569	1,367	1,135	1,508
Net income after taxes	$ 3,634	$ 3,455	$ 3,476	$ 3,680	$ 3,055	$ 3,721	$ 3,578	$ 3,302
Earnings per common share:								
Basic and diluted earnings	$ 0.58	$ 0.54	$ 0.54	$ 0.58	$ 0.47	$ 0.58	$ 0.56	$ 0.51

BOARD OF DIRECTORS

Dan R. Barlow
Retired Assistant Vice President of Bancshares
and Executive Vice President,
City President of First United Security
(as of December 31, 2006)

Linda H. Breedlove
Retired Publisher and Editor of
The South Alabamian, Inc.

Gerald P. Corgill
President of Dozier Hardware Company, Inc.

Wayne C. Curtis
Former Director of Education and Regulatory Affairs with
the Community Bankers Association of Alabama and
Retired Assistant Superintendent and Superintendent of
Banks in the Alabama State Banking Department

John C. Gordon
President of Forest Services, Inc. and
President of SSJ Land Co., Inc.

William G. Harrison
Timber Settlements and Records Manager for
Linden Lumber Company

Hardie B. Kimbrough
Of Counsel with the Gilmore Law Office and
Retired Presiding Circuit Judge for the
First Judicial Circuit of the State of Alabama

Jack W. Meigs
Circuit Judge for the Fourth Judicial Circuit
of the State of Alabama

R. Terry Phillips
President and Chief Executive Officer of
Bancshares and First United Security

Ray Sheffield
Retired Owner of Deas Insurance Agency and
West Alabama Insurance Agency and
Former Sherriff of Clarke County

James C. Stanley
Retired Dentist

Howard M. Whitted
Forester for Whitted Family Timberlands

Bruce N. Wilson
Senior Partner in the Law Firm of Wilson & Drinkard

EXECUTIVE OFFICERS

R. Terry Phillips
President and Chief Executive Officer of
Bancshares and First United Security

Robert Steen
Assistant Vice President, Assistant Treasurer,
Principal Financial Officer and Principal Accounting
Officer of Bancshares and Executive Vice President
and Chief Financial Officer of First United Security

Dan R. Barlow
Retired Assistant Vice President of Bancshares
and Executive Vice President,
City President of First United Security
(as of December 31, 2006)

Larry M. Sellers
Vice President, Secretary and Treasurer of
Bancshares and Senior Executive Vice President
and Chief Administrative Officer of
First United Security

William D. Morgan
Assistant Vice President and Assistant Secretary
of Bancshares and Executive Vice President, Loan
Administration of First United Security

J. Daniel Matheson, III
Investment Officer of Bancshares and Senior
Vice President, Investment Officer of
First United Security

FIRST UNITED SECURITY BANK
BRANCH LOCATIONS

CORPORATE OFFICE
131 West Front Street
Thomasville, AL 36784
(334) 636-5424

SOUTHERN REGION
Roswell C. Doggett, II, Regional Manager

Charlton F. Anderson, Manager
32451 Highway 43 South
Thomasville, AL 36784
(334) 637-0078

Thomas Ott, Manager
33445 Highway 43 North
Thomasville, AL 36784
(334) 636-5429

Richard B. Harvey, Manager
1910 Highway 178
Fulton, AL 36446
(334) 636-5474

Keith Peavy, Manager
208 Commerce Street
Jackson, AL 36545
(251) 246-1505

Richard B. Harvey, Manager
131 Main Street
Grove Hill, AL 36451
(251) 275-4111

Richard B. Harvey, Manager
102 Cobb Street
Grove Hill, AL 36451
(251) 275-4380

Keith Peavy, Manager
2101 College Avenue
Jackson, AL 36545
(251) 246-2445

Keith Peavy, Manager
688 Highway 84
Coffeeville, AL 36524
(251) 276-3291

Georgia Dozier, Manager
305 South Mulberry Avenue
Butler, AL 36904
(205) 459-3011

Sonja M. Brown, Manager
43 Melvin Road
Gilbertown, AL 36908
(251) 843-2211

NORTHERN REGION
Richard Key, Regional Manager

Willie R. Dunn, Manager
2334 Main Street
Brent, AL 35034
(205) 926-4627

Ken Cottingham, Manager
135 Belcher Street
Centreville, AL 35042
(205) 926-4861

Billie M. Hudson, Manager
20041 Highway 11
Woodstock, AL 35188
(205) 938-7873

Debbie B. Cobern, Manager
22170 Highway 216
McCalla, AL 35111
(205) 477-4623

Blanton H. Moore, Manager
62 Wheat Street
Harpersville, AL 35078
(205) 672-8752

Wayne Norman, Manager
4720 Highway 31 South
Calera, AL 35040
(205) 668-0425

Terry A. Meggs, Manager
8710 Highway 69 South
Tuscaloosa, AL 35405
(205) 242-0044

Edwin E. Brasher, Manager
225 West College Street
Columbiana, AL 35051
(205) 669-3550

COMPARATIVE STOCK PERFORMANCE

The following graph compares cumulative total shareholder returns on Bancshares' common stock for the five years ended December 31, 2006, with that of The Standard & Poor's 500 Stock Index ("S&P 500 Index") and the Carson Medlin Company's Independent Bank Index, which covers 28 independent community banks located in the Southeastern United States including Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee, Virginia and West Virginia (the "Independent Bank Index"). The graph shows the comparative values for $100 invested on December 31, 2001, assuming reinvestment of dividends.[1]



UNITED SECURITY BANCSHARES, INC.
Five Year Performance Index
300
275
250
225
200
175
150
125
100
75
50
25
0
INDEX
2001
2002
2003
2004
2005
2006
YEAR
UNITED SECURITY BANCSHARES, INC.
INDEPENDENT BANK INDEX
S&P 500 INDEX

	2001	2002	2003	2004	2005	2006
UNITED SECURITY BANCSHARES, INC.	100	111	217	258	214	242
INDEPENDENT BANK INDEX	100	124	168	193	199	230
S&P 500 INDEX	100	78	100	111	117	135

[1] Source: The Carson Medlin Company.

CORPORATE INFORMATION

COMMON STOCK

United Security Bancshares, Inc. common stock is listed on the NASDAQ Capital Market and is traded under the symbol USBI and Cusip number 911459105. As of March 6, 2007, there were 6,188,065 outstanding shares, 7,317,560 issued shares, and approximately 909 shareholders of record.

CORPORATE OFFICES

131 West Front Street / P. O. Box 249
Thomasville, Alabama 36784
Telephone: (334) 636-5424

STOCK MARKET INFORMATION

The Company has declared cash dividends on its common stock on a quarterly basis in the past three years as follows.

Fiscal Year	Dividends Declared On Common Stock (Per Annum)
2004	$0.72
2005	$0.95
2006	$1.07

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. While the Company intends to continue paying comparable dividends, it can make no assurances that it will be able to or be permitted to do so in the future.

The sales price ranges by quarter for 2005 and 2006 are listed as follows:

2005	High	Low
First Quarter	$33.66	$27.43
Second Quarter	32.50	24.02
Third Quarter	35.47	26.00
Fourth Quarter	32.48	24.50

2006	High	Low
First Quarter	$31.45	$25.00
Second Quarter	30.15	24.50
Third Quarter	29.23	27.00
Fourth Quarter	29.41	27.00

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North, Suite 2400
Birmingham, Alabama 35203
Telephone: (205) 254-1000

AUDITORS

Mauldin & Jenkins, Certified Public Accountants, LLC
2000 Southbridge Parkway, Suite 501
Birmingham, Alabama 35209
Telephone: (205) 445-2880

TRANSFER & PAYING AGENT

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: 1-800-368-5948

MARKET MAKERS

Ryan Beck & Co.
220 South Orange Avenue
Livingston, New Jersey 07039
Telephone: (973) 597-5875

Sterne, Agee & Leach, Inc.
2800 Dauphin Street, Suite 102
Mobile, Alabama 36606
Telephone: 1-877-607-8625

Wachovia Securities
Colonial Bank Building, Suite 220
41 West I-65 Service Road North
Mobile, Alabama 36608
Telephone: 1-800-251-4389

FINANCIAL PUBLICATIONS

Form 10-K is the Company's annual report filed with the Securities and Exchange Commission. A copy of this report is available on the SEC's website at www.sec.gov and also is available without charge upon written request to Larry M. Sellers, Secretary, United Security Bancshares, Inc., at the corporate office.

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United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784
Telephone: 334-636-5424
www.firstusbank.com

END